SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period February 22, 2005 to February 28, 2005

PENGROWTH ENERGY TRUST

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada
(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                                        ]

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release announcing unaudited financial, operating and reserve results for year ended December 31, 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
February 28, 2005	By:	/s/ Charles V. Selby
		Name:	Charles V. Selby
		Title:	Corporate Secretary

NEWS RELEASE

Attention: Financial Editors          Stock Symbol:          PGF.A/PGF.B, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES UNAUDITED FINANCIAL,
OPERATING AND RESERVE RESULTS FOR YEAR ENDED DECEMBER 31, 2004

(Calgary, February 28, 2005) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust (the “Trust”), is pleased to report operating and financial results for the fourth quarter and year ended December 31, 2004 as well as selected information from Pengrowth’s independent engineering reserve report effective December 31, 2004.

2004 KEY ACHIEVEMENTS

•	Fourth quarter oil and gas sales increased 42% to $218.8 million in 2004 from $154.1 million in 2003 resulting in full year 2004 oil and gas sales of $801.2 million, up 16% from $691.0 million in 2003.

•	On May 31, 2004 Pengrowth acquired oil and natural gas assets in Alberta and Saskatchewan from a subsidiary of Murphy Oil Corporation (the “Murphy Assets”) for $550.8 million. These properties increased Pengrowth’s proved plus probable reserves by 46.1 million barrels of oil equivalent (boe) and increased daily production by approximately 14,600 barrels of oil equivalent per day (boepd), representing an increase of 25% from Pengrowth’s opening reserve base and a contribution of approximately 31% to average daily production during the fourth quarter 2004.

•	On July 27, 2004 Pengrowth trust units were reclassified as Class A and Class B trust units. The reclassification was initiated in response to restrictions on foreign ownership in mutual fund trusts. On December 6, 2004, subsequent to the reclassification, the Minister of Finance announced his intention to defer implementation of legislation proposed in the March 23, 2004 Federal Budget that would have further restricted foreign ownership to allow further consultation with industry participants. The reclassification positions Pengrowth to actively manage the level of foreign ownership in the Trust to comply with existing and possible future legislative requirements, thereby ensuring the Trust’s continued status as a mutual fund trust.

•	Pengrowth ended the year with proved plus probable reserves of 218.6 mmboe compared to 184.4 mmboe at year-end 2003. This represents an increase of 34 mmboe or over 18% resulting from acquisitions of 48 mmboe, largely attributable to the Murphy Assets, and 6 mmboe of positive reserve revisions and additions, offset by 20 mmboe of production.

•	Pengrowth raised a total of $509.8 million in new equity during 2004, including a public offering of 10.9 million trust units on March 23, 2004 for gross proceeds of $200.6 million ($189.9 million net proceeds) and a public offering of 16.0 million Class B trust units for gross proceeds of $298.9 million ($283.3 million net proceeds) on December 30, 2004. An additional $36.6 million in proceeds was raised under the Distribution Reinvestment Plan (“DRIP”) and the employee trust unit option and rights plans.

•	With the closing of the Class B trust unit offering at the end of 2004, Pengrowth’s financial position remained strong with a long-term debt to debt-plus-equity ratio at a conservative 19% of total consolidated capitalization at book, providing Pengrowth with sufficient borrowing capacity to fully fund its 2005 capital requirements.

The following table and discussion includes non-GAAP financial measures. Certain non-GAAP financial measures are used to facilitate the evaluation of underlying trends that can be compared with prior periods and may not be comparable to results presented by other companies (see Non-GAAP Financial Measures).

Financial and Operating Highlights

	Three Months ended				Twelve Months ended
	December 31%				December 31%
(thousands, except per unit amounts)	2004	2003		Change	2004	2003		Change
Income Statement
Oil and gas sales	$218,835	$154,139	*	42	$801,200	$691,020	*	16
Net income	$31,138	$37,355		(17)	$153,745	$189,297		(19)
Net income per unit	$0.23	$0.31		(26)	$1.15	$1.63		(29)
Distributable cash	$96,466	$71,469		35	$363,061	$313,415		16
Actual distributions paid or declared per unit	$0.69	$0.63		10	$2.63	$2.68		(2)
Weighted average number of trust units outstanding	136,916	122,326		12	133,395	115,912		15

Balance Sheet
Working capital					$(78,546)	$12,966		(706)
Property, plant and equipment and other assets					$1,989,288	$1,530,359		30
Long-term debt					$345,400	$259,300		33
Unitholders’ equity					$1,462,211	$1,159,433		26
Unitholders’ equity per unit					$9.56	$9.36		2
Number of units outstanding at year end					152,973	123,874		23

Daily Production
Crude oil (barrels)	20,118	22,193		(9)	20,817	23,337		(11)
Heavy oil (barrels)	5,819	0			3,558	0
Natural gas (thousands of cubic feet)	156,621	117,315		34	144,277	119,842		20
Natural gas liquids (barrels)	5,385	5,907		(9)	5,281	5,722		(8)
Total production (BOE) 6:1	57,425	47,653		21	53,702	49,033		10

Total production (mboe) 6:1	5,283	4,384		21	19,655	17,897		10

Change in production (year over year) (%)	21%	(9%)			10%	12%

Production Profile
Crude oil	35%	47%			39%	47%
Heavy oil	10%	0%			6%	0%
Natural gas	46%	41%			45%	41%
Natural gas liquids	9%	12%			10%	12%

Average Prices
Crude oil (per barrel)	$44.76	$38.29	*	17	$43.21	$40.85	*	6
Heavy oil (per barrel)	$26.99	$—			$32.45	$—
Natural gas (per mcf)	$7.02	$5.50	*	28	$6.80	$6.35	*	7
Natural gas liquids (per barrel)	$48.04	$35.52	*	35	$42.21	$35.54	*	19
Average price per BOE 6:1	$41.42	$35.16	*	18	$40.76	$38.61	*	6

Proved Plus Probable Reserves
Crude oil (mbbls)					94,066	97,360		(3)
Heavy oil (mbbls)					18,245	—
Natural gas (bcf)					521	413		26
Natural gas liquids (mbbls)					19,395	18,250		6
Total oil equivalent (mboe)					218,613	184,416		19

*Restated to conform to presentation adopted in the current year

Note Regarding Forward-Looking Statements
The following discussion and analysis contains forward-looking statements. These statements relate to future events or our future performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. A number of factors may cause actual results to vary materially from these estimates. Actual events or results may differ materially. In addition, this discussion contains forward-looking statements attributed to third party industry sources. Readers should not place undue reliance on these forward-looking statements.

The amounts recorded for depletion, depreciation, amortization of injectants and the provision for asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. As required by National Instrument 51-101 (“NI 51-101”), Pengrowth uses independent qualified reserve evaluators in the preparation of reserve evaluations. By their nature, these estimates are subject to measurement uncertainty and changes in these estimates may impact the consolidated financial statements of future periods.

Non-GAAP Financial Measures

This press release refers to certain financial measures that are not determined in accordance with Generally Accepted Accounting Principles (“GAAP”) in Canada or the United States. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Although such measures as Distributable cash, Distributable cash before witholding and Operating netbacks do not have standardized meanings prescribed by GAAP. Distributable cash is determined by reference to the Distributions and Taxability of Distributions section of this release while the remaining measures are determined by reference to our financial statements. We discuss these measures, which have been applied on a consistent basis, because we believe that they facilitate the understanding of the results of our operations and financial position.

Conversion and currency

When converting natural gas to equivalent barrels of oil within this discussion, Pengrowth has adopted the international standard of 6 thousand cubic feet (mcf) to one barrel of oil equivalent (boe). Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of 6 mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All amounts are stated in Canadian dollars unless otherwise specified.

2004 YEAR OVERVIEW

Robust commodity prices and seven months of incremental production from the Murphy Assets combined for another solid year of cash flow generation for Pengrowth. Funds generated from operations were up 13% from 2003 leading to an increase of 16% in the level of Distributable cash for the year ended December 31, 2004 compared to 2003. Financial hedging losses of $69.1 million on crude oil and natural gas offset some of the positive impact of the high benchmark prices for the year as did the 7% depreciation of the U.S. dollar relative to the Canadian dollar.

Pengrowth also achieved strong results from its 2004 capital expenditure program. During the year Pengrowth spent a combined total of $161.1 million on maintenance and development projects with approximately $112.1 million of that amount directed specifically towards development activities which resulted in the addition of new proved plus probable reserves of 1.4 mmboe and the reclassification of 6.6 mmboe of reserves from the proved undeveloped to the proved developed category. Approximately 46% of expenditures were funded through a combination of the 10% holdback from distributions and equity proceeds received from the DRIP and the employee trust unit option and rights incentive plans.

Distributable cash to unitholders increased to $363 million in 2004 from $313 million in 2003. Actual distributions paid or declared in respect of the 2004 production year were $2.63 per trust unit, a marginal decrease of 1.9% from $2.68 per trust unit in 2003.

Net income decreased to $154 million in 2004 ($31.1 million in the fourth quarter) from $189 million in 2003 ($37.4 million in the fourth quarter). The reduction in income resulted largely from lower unrealized foreign exchange gains on U.S. dollar debt (2004 — $18.9 million; 2003 - $30.9 million) and a higher per boe depletion rate in 2004 versus 2003 (2004 — $12.58 per boe; 2003 - $10.35 per boe). The 22% increase in the depletion rate per boe is reflective of the relatively higher cost of 2004 reserve additions compared to the lower cost of older reserves. In 2004, Pengrowth recognized a future income tax liability on the acquisition of the Murphy Assets. Net income in 2004 includes a $15.6 million future income tax expense which represents an increase in the future income tax liability subsequent to the acquisition.

During 2004 Pengrowth realized an average commodity price of $40.76 per boe, an increase of 6% versus the average realized commodity price of $38.61 in 2003. In the fourth quarter the average realized commodity price was $41.42, an increase of 18% versus the fourth quarter of 2003.

2004 OPERATIONAL REVIEW

Production

Pengrowth exited the year with fourth quarter production of 2004 of 57,425 boepd, an increase of 21% over the same period of 2003. Full year average production increased 10% to 53,702 boepd in 2004 compared to 49,033 boepd in 2003. This increase is attributable mainly to the mid-year acquisition of the Murphy Assets which added approximately 14,600 boepd commencing in June, comprised mainly of heavy oil and natural gas.

Daily Production	2004	2003	% Change

Light crude oil (bbl)	20,817	23,337	(11)
Heavy oil (bbl)	3,558	—
Natural gas (mcf)	144,277	119,842	20
Natural gas liquids (bbl)	5,281	5,722	(8)

Total production (boe)	53,702	49,033	10

Pricing and Commodity Price Hedging

The increase in U.S. dollar based prices for North American crude oil and natural gas were partially offset by the negative impact of the rising Canadian dollar relative to the U.S. dollar and hedging losses.

Benchmark Pricing	2004	2003	% Change

WTI crude oil ($U.S./bbl)	$37.35	$30.99	21
AECO (monthly) natural gas ($/mcf)	$6.58	$6.70	(2)
NYMEX (Henry Hub close) natural gas ($U.S./MMbtu)	$6.26	$5.39	16
Currency ($U.S./ $Cdn)	$0.77	$0.71	(7)

Pengrowth’s Average Realized Prices

(Adjusted for Hedging)	2004	2003	% Change

Crude oil ($/bbl)	$43.21	$40.85	6
Heavy oil ($/bbl)	$32.45	—
Natural gas ($/mcf)	$6.80	$6.35	7
Natural gas liquids ($/bbl)	$42.21	$35.54	19
Average price ($/boe) 6:1	$40.76	$38.61	6

Oil and Gas Sales

($ millions)

	2004	2003	% Change

Crude oil	$329.2	$348.0	(5)
Heavy oil	42.3	—
Natural gas	359.3	277.8	29
Natural gas liquids	81.6	74.2	10
Less: gross overriding royalties	(14.6)	(11.7)	24
Gas marketing, brokering income and sulphur	3.4	2.7	27

Total oil and gas sales	$801.2	$691.0	16

The following table illustrates in detail the effect of changes in prices and volumes on the components of oil and gas sales including the impact of hedges which expired during the period.

Oil and Gas Sales – Price and volume analysis

(millions of dollars)	Light Oil	Heavy Oil	Natural Gas	NGL	GORR	Other	Total

Year ended December 31, 2003	$348.0	$—	$277.8	$74.2	($11.7)	$2.7	$691.0
Effect of changes in sales volumes	(36.8)	42.3	57.6	(5.5)	—	—	57.6
Effect of increase in product prices	18.0	—	23.9	12.9	—	—	54.8
Other	—	—	—	—	(2.9)	0.7	(2.2)

Year end December 31, 2004	$329.2	$42.3	$359.3	$81.6	($14.6)	$3.4	$801.2

Royalties

Crown royalties (net of incentives), freehold royalties and mineral taxes increased to $145.8 million in 2004 from $114.9 million in 2003. Royalties as a percentage of oil and gas sales increased to 18.2% in 2004 from 16.6% in 2003 as a result of higher commodity prices. Also affecting royalties was an adjustment to the Enhanced Oil Recovery relief as a result of solvent injection costs being $6.5 million lower at Judy Creek due to shutdowns and changes in injection strategy.

Operating Expenses

Operating expenses increased to $159.7 million in 2004 compared to $149.0 million in 2003. The increase is due mainly to the purchase of the Murphy Assets offset in part by a decrease in operating costs at the Sable Offshore Energy Project (SOEP) due to the elimination of processing fees as a result of the purchase of the processing facilities in May and December of 2003.

Operating costs per boe decreased to $8.13 per boe in 2004 from $8.33 per boe in 2003. The decrease was due mainly to the elimination of SOEP processing fees, offset in part by the impact of production declines at a number of Pengrowth’s properties and general cost increases in the industry.

Amortization of Injectants for Miscible Floods

The cost of injectants (primarily ethane and methane) purchased for injection in miscible flood programs is amortized over the period of expected future economic benefit. Prior to 2005, the expected future economic benefit from injection was estimated at 30 months, based on the results of previous flood patterns. Commencing in 2005, the response period for additional new patterns being developed is expected to be somewhat shorter relative to the historical miscible patterns in the project. Accordingly, the cost of injectants purchased in 2005 will be amortized over a 24 month period while costs incurred for the purchase of injectants in prior periods will continue to be amortized over 30 months. The total cost of purchased injectants decreased to $20.4 million in 2004 from $23.0 million in 2003. In 2004, $19.7 million was amortized and deducted from Distributable cash (2003 — $32.5 million). As at December 31, 2004, Pengrowth had deferred injectant costs of $25.0 million, which will be amortized and charged against Distributable cash of future periods.

The value of Pengrowth’s proprietary injectants is not recorded until reproduced from the flood and sold, although the cost of producing these injectants is included in operating costs. Pengrowth currently anticipates lower injection volumes through 2005, however, this is expected to be offset somewhat by higher forecast prices for natural gas and ethane and the increase in Pengrowth’s working interest in Swan Hills resulting in anticipated total injectant costs for 2005 relatively unchanged from those incurred in 2004. The amount of injectants amortized against net income is expected to increase in 2005 as a result of a shorter amortization period and the acquisition of the additional interest in Swan Hills Unit No. 1.

Netbacks

There is no standardized measure of operating netbacks and therefore operating netbacks, as presented below may not be comparable to similar measures presented by other companies. Certain assumptions have been made in allocating operating expenses, other production income, other income and royalty injection credits between light crude, heavy oil, natural gas and natural gas liquids production.

Pengrowth recorded an operating netback of $24.51 per boe in 2004 ($24.31 in the fourth quarter) compared to $22.17 in 2003 ($20.43 in the fourth quarter), mainly due to higher average commodity prices in 2004.

	Three Months Ended		Twelve Months Ended
	Dec. 31, 2004	Dec 31, 2003	Dec 31, 2004	Dec 31, 2003

Light Crude Netbacks ($ per Bbl)

Sales Price	$44.76	$38.29	$43.21	$40.85
Other production income	0.48	0.25	0.45	0.31
GORR Royalties	(0.90)	(0.54)	(0.76)	(0.54)

	44.34	38.00	42.90	40.62
Other income	0.51	0.43	0.46	0.35
Crown and Freehold Royalties	(8.75)	(2.77)	(6.86)	(4.94)
Operating costs	(9.17)	(9.65)	(9.31)	(8.60)
Transportation Costs	(0.23)	(0.21)	(0.23)	(0.21)
Amortization of injectants	(2.67)	(2.96)	(2.58)	(3.82)

Operating Netback	$24.03	$22.84	$24.38	$23.40

	Three Months Ended		Twelve Months Ended
	Dec 31, 2004	Dec 31, 2003	Dec 31, 2004	Dec 31, 2003

Heavy Oil Netbacks ($ per Bbl)

Sales Price	$26.99	$—	$32.45	$—
GORR Royalties	(0.27)	—	(0.21)	—

	26.72	—	32.24	—
Crown and Freehold Royalties	(3.92)	—	(4.66)	—
Operating costs	(9.44)	—	(9.85)	—

Operating Netback	$13.36	$—	$17.73	$—

Natural Gas Netbacks ($ per Mcf)

Sales Price	$7.02	$5.50	$6.80	$6.35
GORR Royalties	(0.14)	(0.15)	(0.13)	(0.12)

	6.88	5.35	6.67	6.23
Other income	0.24	0.17	0.20	0.17
Crown and Freehold Royalties	(1.20)	(0.87)	(1.13)	(1.06)
Operating costs	(1.16)	(1.32)	(1.15)	(1.31)
Transportation Costs	(0.14)	(0.15)	(0.12)	(0.14)

Operating Netback	$4.62	$3.18	$4.47	$3.89

NGL Netbacks ($ per Bbl)

Sales Price	$48.04	$35.52	$42.21	$35.54
GORR Royalties	(1.02)	(0.92)	(0.92)	(0.87)

	47.02	34.60	41.29	34.67
Crown and Freehold Royalties	(18.35)	(9.38)	(14.51)	(12.56)
Operating costs	(7.87)	(9.46)	(7.94)	(8.94)
Transportation Costs	(0.10)	(0.07)	(0.10)	(0.08)

Operating Netback	$20.70	$15.69	$18.74	$13.09

Combined Netbacks ($ per Bbl)

Sales Price	$42.08	$35.78	$41.33	$39.11
Other production income	0.17	0.12	0.17	0.15
GORR Royalties	(0.83)	(0.74)	(0.74)	(0.65)

	41.42	35.16	40.76	38.61
Other income	0.83	0.63	0.72	0.59
Crown and Freehold Royalties	(8.47)	(4.60)	(7.42)	(6.42)
Operating costs	(8.06)	(8.91)	(8.13)	(8.33)
Transportation Costs	(0.47)	(0.47)	(0.42)	(0.46)
Amortization of injectants	(0.94)	(1.38)	(1.00)	(1.82)

Operating Netback	$24.31	$20.43	$24.51	$22.17

Reserves (Development and Acquisition)

Based on an independent engineering evaluation conducted by Gilbert Laustsen Jung Associates Ltd. (GLJ) effective December 31, 2004 and prepared in accordance with NI 51-101, Pengrowth had proved plus probable reserves of 218.6 mmboe compared to 184.4 mmboe at year end 2003. This represents an increase of 34 mmboe resulting from acquisitions of 48 mmboe, largely attributable to the Murphy Assets, and 6 mmboe of positive reserve revisions and additions, offset by 20 mmboe of production.

Proved producing reserves are estimated at 142 mmboe and represent 65% of proved plus probable reserves and total proved reserves of 175 mmboe account for 80% of proved plus probable reserves. These percentages compare to 64% and 81% for 2003, respectively.

Using a 10% discount factor and GLJ January 1, 2005 forecast pricing, the proved producing reserves account for 71% of the proved plus probable value while the total proved reserves account for 84% of the proved plus probable value. Using a 6:1 boe conversion rate for natural gas, approximately 43% of Pengrowth’s reserves are light/medium crude oil, 8% are heavy oil (acquired from Murphy), 40% are natural gas and 9% are Natural Gas Liquids (NGLs).

Pengrowth remains a geographically diversified energy trust with properties located across Canada in the provinces of British Columbia, Alberta, Saskatchewan and offshore Nova Scotia. On a proved plus probable reserve basis, the Alberta, Saskatchewan, British Columbia and offshore Nova Scotia holdings account for 68%, 14%, 10%, and 8% of reserves reported by GLJ, respectively.

Reserves Summary 2004

Company Interest (Working Interest plus Royalty Interest before the deduction of Royalty Burdens Payable)

	Light and				Oil	Oil
	Medium Crude	Heavy			Equivalent	Equivalent
	Oil	Oil	NGLs	Natural Gas	2004	2003
	mbbl	mbbl	mbbl	bcf	mboe	mboe

Proved Producing	57,654	12,592	12,841	355.6	142,353	117,937
Proved Developed Non-Producing	548	72	376	23.0	4,825	2,680
Proved Undeveloped	15,973	1,958	2,271	48.7	28,324	28,442

Total Proved	74,175	14,622	15,488	427.3	175,502	149,060

Proved plus Probable	94,066	18,245	19,395	521.4	218,613	184,416

Net Interest (Working Interest less Royalties Payable)

	Light and				Oil	Oil
	Medium Crude	Heavy			Equivalent	Equivalent
	Oil	Oil	NGLs	Natural Gas	2004	2003
	mbbl	mbbl	mbbl	bcf	mboe	mboe

Proved Producing	49,212	11,037	9,037	285.1	116,798	95,760
Proved Developed Non-Producing	465	62	292	17.6	3,757	2,120
Proved Undeveloped	13,894	1,633	1,644	38.7	23,616	24,478

Total Proved	63,572	12,733	10,974	341.4	144,171	122,357

Proved plus Probable	80,443	15,798	13,819	415.4	179,298	151,060

Reserve Reconciliation

Pengrowth added 54 mmboe of proved plus probable reserves during 2004, replacing 2004 production by 270%. The acquisition of the Murphy Assets, which included heavy oil along the Alberta-Saskatchewan border and light oil and natural gas in southern and west central Alberta, accounted for approximately 85% of the reserve increase. The balance was due to drilling additions, mainly in Southeast Alberta shallow gas, and performance related positive revisions, mainly in the Weyburn Unit CO2 miscible flood and the SOEP Alma field.

Company Interest Volumes (before deduction of Royalty Burdens Payable)

	Light and
	Medium	Heavy			Oil
	Crude Oil	Oil	NGLs	Natural Gas	Equivalent
	mbbl	mbbl	mbbl	bcf	mboe

Total Proved December 31, 2003	78,038	—	14,638	338.3	149,060
Exploration and Development	93	—	11	2.3	487
Improved Recovery	473	—	36	10.8	2,309
Revisions	1,168	—	771	7.1	3,124
Acquisitions	2,022	15,924	1,965	121.6	40,177
Dispositions	—	—	—	—	—
Production	(7,619)	(1,302)	(1,933)	(52.8)	(19,655)

December 31, 2004	74,175	14,622	15,488	427.3	175,501

Proved plus Probable December 31, 2003	97,360	—	18,250	412.8	184,416
Exploration and Development	173	—	17	3.2	724
Improved Recovery	367	—	37	12.0	2,404
Revisions	1,442	—	762	3.8	2,838
Acquisitions	2,343	19,547	2,262	142.4	47,886
Dispositions	—	—	—	—	—
Production	(7,619)	(1,302)	(1,933)	(52.8)	(19,655)

December 31, 2004	94,066	18,245	19,395	521.4	218,613

Net After Royalty Volumes

	Light and
	Medium	Heavy			Oil
	Crude Oil	Oil	NGLs	Natural Gas	Equivalent
	mbbl	mbbl	mbbl	bcf	mboe

Total Proved December 31, 2003	66,667	—	10,509	271.1	122,357
Exploration and Development	79	—	8	1.8	394
Improved Recovery	405	—	25	8.6	1,869
Revisions	791	—	590	5.4	2,278
Acquisitions	1,733	13,863	1,392	97.1	33,179
Dispositions	—	—	—	—	—
Production	(6,104)	(1,130)	(1,550)	(42.7)	(15,907)

December 31, 2004	63,572	12,733	10,974	341.4	144,171

Proved plus Probable December 31, 2003	83,173	—	13,138	328.5	151,060
Exploration and Development	148	—	12	2.5	586
Improved Recovery	314	—	26	9.6	1,933
Revisions	908	—	581	4.1	2,173
Acquisitions	2,004	16,928	1,612	113.4	39,452
Dispositions	—	—	—	—	—
Production	(6,104)	(1,130)	(1,550)	(42.7)	(15,907)

December 31, 2003	80,443	15,798	13,819	415.4	179,298

Net Present Value (NPV) Summary 2004

At GLJ January 1, 2005 forecast prices and costs*

	Undiscounted	Discounted	Discounted	Discounted	Discounted at
	$M	at 8%, $M	at 10%, $M	at 12%, $M	15%, $M

Proved Producing	2,364,561	1,650,513	1,544,553	1,454,228	1,340,922
Proved Developed Non-Producing	109,632	66,740	60,905	56,019	49,999
Proved Undeveloped	458,079	240,947	208,768	181,768	148,767

Total Proved	2,932,271	1,958,199	1,814,226	1,692,016	1,539,687

Proved plus Probable	3,836,540	2,364,797	2,167,082	2,002,558	1,801,428

*Prior to provision for income taxes, interest, debt service charges and general and administrative expenses.

Constant Prices at December 31, 2004*

	Undiscounted	Discounted	Discounted	Discounted	Discounted at
	$M	at 8%, $M	at 10%, $M	at 12%, $M	15%, $M

Proved Producing	2,720,359	1,805,738	1,674,719	1,564,163	1,427,068
Proved Developed Non-Producing	120,672	74,590	68,077	62,587	55,785
Proved Undeveloped	534,033	286,803	249,589	218,250	179,808

Total Proved	3,375,064	2,167,130	1,992,385	1,845,000	1,662,661

Proved plus Probable	4,345,327	2,613,047	2,379,906	2,186,164	1,949,936

*Prior to provision for income taxes, interest, debt service charges and general and administrative expenses.

GLJ’s price forecast is shown below:

		Edmonton Light	Natural Gas
	WTI Crude Oil	Crude Oil	at AECO
Year	($U.S./bbl)	($Cdn/bbl)	($Cdn/mmbtu)

2005	42.00	50.25	6.60
2006	40.00	47.25	6.35
2007	38.00	45.50	6.15
2008	36.00	43.25	6.00
2009	34.00	40.75	6.00
2010	33.00	39.50	6.00
2011	33.00	39.50	6.00
2012	33.00	39.50	6.00
2013	33.50	40.00	6.10
2014	34.00	40.75	6.20
2015	34.50	41.25	6.30
Escalate thereafter	2.0% per year	2.0% per year	2.0% per year

Constant Prices at December 31, 2004:

	Edmonton Light	Natural Gas
WTI Crude Oil	Crude Oil	at AECO
($US/bbl)	($Cdn/bbl)	($Cdn/mmbtu)

43.45	46.54	6.79

Net Asset Value (NAV) at December 31, 2004

In the following table, Pengrowth’s net asset value is measured with reference to the present value of future net cash flows from reserves, as estimated by GLJ. The calculation is shown using both the GLJ forecast prices, and constant (year-end 2004) prices.

	GLJ Forecast	GLJ Constant
$Thousands, except per unit amounts	Prices	Prices

Value of Proved plus Probable Reserves discounted at 10%	$2,167,082	$2,379,906
Undeveloped Lands (1)	35,326	35,326
Working Capital Deficit (2)	(8,090)	(8,090)
Reclamation Fund	8,309	8,309
Long-term debt (3)	(383,616)	(383,616)
Asset Retirement Obligation (4)	(110,999)	(89,725)

Net Asset Value	$1,708,012	$1,942,110
Units Outstanding (000’s)	152,973	152,973
NAV/Unit	$11.17	$12.70

(1) Pengrowth’s internal estimate

(2) Working capital excludes distributions payable

(3) Long-term debt plus long-term portion of note payable and contract liabilities.

(4) The Asset Retirement Obligation (ARO) is based on the same methodology used to calculate the ARO on Pengrowth’s year-end financial statements, except that the future expected ARO costs were inflated at 2% and discounted at 10% and well abandonment costs included in the GLJ report were deducted.

Reserve Life Index (RLI)

Pengrowth’s proved RLI decreased from 8.9 years to 8.6 years and the proved plus probable RLI decreased to 10.4 years from 10.6 years in 2003.

Reserve Life Index	2004	2003	2002

Total Proved	8.6	8.9	10.0
Proved plus Probable (Established reserves prior to 2003)	10.4	10.6	11.6

Development Activity

During 2004, Pengrowth spent $161.1 million on development and optimization activities. The largest expenditures were in Judy Creek ($38.3 million), SOEP ($31.9 million), Monogram ($17.7 million), Weyburn ($5.4 million) and Squirrel ($5.3 million). Pengrowth does not typically participate in exploration activities and in 2004 most of the capital spent on development was directed towards arresting production declines and improving recovery by infill drilling, rather than finding new reserves.

The following table provides further detail regarding Pengrowth’s capital expenditures by major property for 2004. Capital expenditures for 2003 are also provided for purposes of comparison.

Capital Expenditures
Year ended December 31	2004			2003
($ millions)	Development		Total Capital	Total Capital
Property	Drilling	Facilities	Expenditures	Expenditures

Judy Creek	35.2	3.1	38.3	21.5
SOEP	8.1	23.8	31.9	15.0
Monogram	12.4	5.3	17.7	0.1
Weyburn	3.5	1.9	5.4	8.7
Squirrel	4.8	0.5	5.3	0.4
Princess	4.2	0.3	4.5	—
Dunvegan	3.3	0.7	4.0	1.5
McLeod River	4.4	0.1	4.5	6.0
Swan Hills	2.9	1.0	3.9	1.1
Bodo	3.3	—	3.3	—
Oak	2.0	1.2	3.2	6.1
Weasel	2.6	0.3	2.9	0.2
Tilley	2.2	0.4	2.6	0.9
Laprise	2.4	0.1	2.5	1.3
Countess	0.2	2.2	2.4	—
Tangleflags	1.9	0.5	2.4	—
House Mountain	2.2	—	2.2	2.8
Tupper	1.1	0.9	2.0	1.8
Elm	1.5	0.1	1.6	2.4
Redeye	0.6	0.1	0.7	1.3
Cessford	0.1	0.2	0.3	7.2
Other	13.2	6.3	19.5	7.4

	112.1	49.0	161.1	85.7

In Judy Creek, development activity in 2004 was largely focused within the “A” Pool and included five horizontal solvent injection wells and five oil producers. Drilling and related activities such as well workovers and conversions resulted in the development of nine new solvent patterns and three new waterflood patterns in 2004. Six of the new solvent patterns were receiving solvent by year end with response expected during the first quarter of 2005. The remaining patterns are scheduled to begin injection by mid 2005 with response expected one to three months later. These and earlier such initiatives resulted in reclassifying 1.3 mmboe to proved producing reserves. During 2004, significant upgrades were also completed on the produced water injection system and the control systems of five compressor installations.

These proactive upgrades improve the integrity and operating efficiency of the facilities and are expected to reduce maintenance costs and fuel consumption.

Most of the 2004 SOEP capital expenditures were directed towards the development of the South Venture field and Thebaud compression. The South Venture platform and topsides were successfully installed in late 2004 with production from the first South Venture well (SV1) starting to flow to Thebaud on December 7, 2004. A second South Venture well (SV2) was spudded in 2004 but drilling was temporarily suspended during installation of the production platform. The SV2 well reached total depth in early 2005. Significant capital was also spent on the engineering and design of the compression facilities that will be installed at Thebaud in 2006. In addition to the engineering and design, purchase orders were placed for the 30,000 hp compression unit and the materials needed for the fabrication of the platform and topsides. These items are routinely ordered early to ensure they are available when required at the fabrication yard in Korea.

In Monogram, a shallow gas infill drilling program was completed in 2004. In total 154 wells were drilled with 149 wells on stream by year-end. The infill program more than doubled Pengrowth’s existing production of approximately 7.5 mmcf per day and resulted in 11.2 bcf of reserves being reclassified as proved producing.

In Weyburn, the majority of the capital was directed towards expansion and optimization of the CO2 miscible flood. Twelve new miscible flood patterns were developed in 2004, adding to the 32 from previous years. In addition, there was ongoing development and optimization in existing enhanced oil recovery and waterflood areas where a total of 24 horizontal infill/re-entry wells were drilled. The success of the miscible flood and infill drilling program resulted in average production of 23,400 barrels of oil per day (bopd) during 2004 and an exit rate of 25,800 bopd, both exceeding budget expectations.

In Squirrel capital spending was largely focused on optimizing the North Pine waterflood project to maximize oil recovery. During 2004, five wells were drilled into the pool and another was converted to injection. In addition, new reserves encountered in uphole secondary zones are being exploited.

Acquisitions

In 2004, Pengrowth made a major acquisition in Western Canada, purchasing oil and natural gas assets from a subsidiary of Murphy Oil Corporation. The acquisition added almost 14,600 boepd of production for a purchase price of $550.8 million and closed on May 31, 2004. The high quality, mostly operated properties offer numerous development opportunities and complement Pengrowth’s existing property portfolio.

Pengrowth also acquired an additional 34.35% working interest in the Pengrowth operated Kaybob Notikewin Gas Unit adding 1.8 mmboe of proved plus probable reserves. The acquisition closed on August 12, 2004 and brought Pengrowth’s ownership in the Unit to 98.88%. The acquisition price was $20.0 million, before adjustments.

Total Future Net Revenue (Undiscounted)

GLJ January 1, 2005 forecast pricing:

						Future Net
						Revenue
				Capital		Before
	Revenue	Royalties	Operating	Development	Abandonment*	Income Tax,
	$M	$M	Costs, $M	Costs, $M	Costs, $M	$M

Proved Producing	5,525,488	976,057	1,897,231	172,616	115,024	2,364,561
Proved Developed Non-Producing	184,689	37,581	28,417	6,603	2,455	109,632
Proved Undeveloped	1,252,211	185,301	409,293	193,240	6,299	458,079

Total Proved	6,962,388	1,198,939	2,334,942	372,458	123,778	2,932,271

Total Probable	1,836,049	329,329	535,287	55,590	11,574	904,268

Proved plus Probable	8,798,437	1,528,268	2,870,229	428,049	135,352	3,836,540

Constant Price at December 31, 2004:

						Future Net
						Revenue
				Capital		Before
	Revenue	Royalties	Operating	Development	Abandonment*	Income Tax,
	$M	$M	Costs, $M	Costs, $M	Costs, $M	$M

Proved Producing	5,572,368	1,002,442	1,599,656	162,543	87,368	2,720,359
Proved Developed Non-Producing	192,926	40,514	23,440	6,311	1,988	120,672
Proved Undeveloped	1,286,956	211,288	355,910	182,348	3,377	534,033

Total Proved	7,052,250	1,254,243	1,979,007	351,202	92,733	3,375,064

Total Probable	1,717,629	329,584	363,928	51,386	2,469	970,262

Proved plus Probable	8,769,879	1,583,828	2,342,934	402,588	95,202	4,345,327

* Downhole abandonment costs
The foregoing tables represent GLJ’s estimates of future net revenue and do not represent fair market value.

FINANCIAL UPDATE

In 2004, Pengrowth continued its policy of issuing new equity when appropriate while maintaining a high distribution pay-out ratio to unitholders. During the year, Pengrowth raised a total of $509.8 million in new equity proceeds on a net basis, issuing a total of 29.1 million additional trust units. On March 23, 2004 Pengrowth completed a public offering of 10.9 million trust units at $18.40 per unit to raise total gross proceeds of $200.6 million, and net proceeds of $189.9 million and on December 30, 2004 Pengrowth completed a public offering of 16.0 million Class B trust units at $18.70 per trust unit to raise total gross proceeds of $298.9 million, and net proceeds of $283.3 million. During 2004, 0.9 million Class B trust units were issued under the DRIP at an average price of $17.84 per trust unit, raising additional equity of $16.4 million, and 1.3 million Class B trust units were issued under the employee trust unit option and rights plans, at an average price of $15.64 per trust unit, to raise an additional $20.3 million in new equity. As a result non-Canadian resident ownership of Pengrowth was reduced to 50.2% by year-end 2004.

Financial Resources and Liquidity

At year-end 2004, Pengrowth had a long-term debt to debt-plus-equity at book value ratio of 0.2 and maintained $375 million in committed credit facilities which were reduced by drawings of $106 million and by $23 million in letters of credit outstanding at year-end. In addition, Pengrowth maintains a $35 million demand operating line of credit. Pengrowth remains well positioned to fund its 2005 development program and to take advantage of acquisition opportunities as they arise.

Long-term debt at December 31, 2004 included fixed rate term debt denominated in U.S. dollars and translated to Cdn $240.4 million. Due to the improvement in the Canadian to U.S. dollar exchange rate, an unrealized gain of Cdn $49.8 million has been recorded since the U.S. dollar denominated debt was issued in April of 2003.

Pengrowth’s long-term debt increased by $86.1 million in fiscal 2004 to $345.4 million at December 31, 2004. At the end of 2004 Pengrowth also had a $35 million non-interest bearing note payable to Emera Offshore Incorporated (“Emera”) related to the purchase of the SOEP offshore facilities from Emera on December 31, 2003. The terms of this note are provided in Note 8 to the financial statements.

During the year Pengrowth incurred $325 million of new debt to fund the acquisition of the Murphy Assets. Of this amount, $220 million was comprised of an acquisition bridge facility with a one year term ending May 31, 2005 with the remaining $105 million drawn from a revolving credit facility with a renewal date of May 30, 2005. A portion of the proceeds from the December 30, 2004 Class B trust unit offering was used to fully repay the drawing on the bridge facility.

Financial Leverage and Coverage

	2004	2003

Distributable cash to interest expense (times)	12	17
Long-term debt to Distributable cash (times)	1.0	0.8
Long-term debt to debt-plus-equity	19%	18%

Interest

Pengrowth’s average long-term debt balances increased by approximately 58% in 2004 compared to 2003. As a result, interest expense increased by 65% to $29.9 million in 2004 ($9.3 million in the fourth quarter) from $18.2 million in 2003 ($3.8 million in the fourth quarter), reflecting a higher average debt level and higher standby fees and debt amortization costs. Standby fees related to the set-up of bridge financing utilized for the Murphy acquisition amounted to $3.9 million (2003 — nil). Interest expense also includes $0.3 million of fees related to the amortization of U.S. debt issue costs (2003 — $0.2 million). Imputed interest on the note payable to Emera was also recorded in the amount of $1.6 million (2003 — nil).

The average interest rate on Pengrowth’s long-term debt outstanding at December 31, 2004 is 4.59%. Approximately 70% of Pengrowth’s outstanding debt as at December 31, 2004 incurs interest expense payable in U.S. dollars and therefore remains subject to fluctuations in the exchange rate. The Note Payable is non-interest bearing.

Foreign Currency Gains and Losses

Pengrowth recorded a net foreign exchange gain of $17.3 million in 2004, compared to a net foreign exchange gain of $29.9 million in 2003. Included in the 2004 net gain of $17.3 million is an $18.9 million unrealized foreign exchange gain related to the U.S. dollar denominated debt. This gain arises as a result of the increase in the Canadian to U.S. dollar exchange rate in 2004 from a rate of approximately $0.77 at December 31, 2003 to a rate of approximately $0.83 at December 31, 2004. The balance, a foreign exchange loss of $1.6 million relates mainly to U.S. dollar denominated natural gas sales from SOEP. Pengrowth has hedged the exchange rate on a portion of these U.S. dollar denominated gas sales. Revenues are recorded at the average exchange rate for the production month in which they accrue, with payment being received on or about the 25th of the following month. As a result of the increase in the Canadian dollar relative to the U.S. dollar over the course of the year, a foreign exchange loss was recorded to the extent that there was a difference between the average exchange rate for the month of production and the exchange rate at the date the payments were received on that portion of production sales that remained unhedged. Pengrowth has arranged a significant portion of its long-term debt in U.S. dollars as a natural hedge against a stronger Canadian dollar, as the negative impact on oil and gas sales is somewhat offset by a reduction in the U.S. dollar denominated interest cost.

Price Risk Management

Pengrowth uses forward and futures contracts to manage its exposure to commodity price fluctuations. Commodity price hedges in place at December 31, 2004 are detailed in Note 17 to the Financial Statements. Pengrowth has not entered into any additional contracts subsequent to year end.

General and Administrative

General and administrative expenses (“G&A”) increased to $24.4 million ($1.24 per boe) from $16.0 million ($0.89 per boe) in 2003, including $6.9 million in the fourth quarter of 2004 compared to $4.1 million in the same quarter of 2003. Included in 2004 G&A is $2.3 million (2003 — $0.2 million) in non-cash compensation expense related to trust unit options and rights (see Note 2 and Note 10 to the Financial Statements for details). Also included in 2004 G&A is $0.8 million for estimated reimbursement of G&A expenses incurred by the Manager, pursuant to the Management Agreement. Excluding the non-cash component of G&A, and the reimbursement of Manager expenses, 2004 year to date G&A increased by $5.5 million over 2003 levels. G&A costs increased due to a number of factors including the addition of personnel and office space in conjunction with the purchase of the Murphy Assets and costs incurred in conjunction with the restructuring of the Class A and Class B trust units. Other ongoing factors contributing to a general increase in G&A costs include increasing financial reporting, legal and regulatory costs from the growth in our unitholder base, and increasing regulatory requirements including preparing for compliance with Section 404 of the Sarbanes Oxley Act when it becomes applicable.

Management Fees

Management fees paid to Pengrowth Management Limited (“the Manager”) increased to $12.9 million in 2004 from $10.2 million in 2003. The base fees paid to the manager totaled $6.8 million and are calculated as a fixed percentage of “net operating income” (oil and gas sales and other income, less royalties, operating costs, solvent amortization and reclamation funding). Although the fixed percentage rates at which base fees are calculated decreased by 46.5% from an average rate of 2.66% to 1.42% under the new Management Agreement effective July 1, 2003, there was an increase in total management fees due to the higher level of net operating income in 2004.

Management fees for 2004 also include a performance fee of $6.1 million, which combined with the base fee for the period is equivalent to the cap of 80% of total fees that would have been earned by the Manager for that period pursuant to the old Management Agreement. The Manager earned the maximum performance fee by meeting or exceeding the performance criteria for a rolling three year average total return in excess of 8.0%. The Manager achieved a three year average return exceeding 25% as at the end of 2004.

Related Party Transactions

Details of related party transactions incurred in 2004 and 2003 are provided in Note 15 to the financial statements. These transactions include the Management fees paid to the Manager, as discussed in the preceding paragraphs. The Manager is controlled by James S. Kinnear, the Chairman, President and Chief Executive Officer of Pengrowth Corporation. As discussed above, the Management fees paid to the Manager are pursuant to a Management Agreement which has been approved by the trust unitholders. Mr. Kinnear is not entitled to receive any salary or bonus in his capacity as a director and officer of Pengrowth Corporation.

Related party transactions in 2004 also include $841,457 (2003 — $ 675,692) paid to a firm controlled by the Corporate Secretary of Pengrowth Corporation, Charles V. Selby. These fees are paid in respect of legal and advisory services provided by the Corporate Secretary.

Taxes

In determining its taxable income, Pengrowth Corporation deducts royalty payments to unitholders, and historically, this has been sufficient to reduce taxable income to nil. As a result of Pengrowth’s distribution approach, whereby approximately 10% of funds available for distribution are withheld to repay debt or fund future capital expenditures, the Corporation could become subject to taxation on a portion of its income within the Corporation at some point in the future. However the Corporation believes there are sufficient tax pools available in the Corporation at present to offset the expected level of income to be retained.

Capital taxes of $4.6 million in 2004 (2003 — $1.8 million) include Federal Large Corporations Tax (LCT) of $1.3 million (2003 — $0.6 million) and Saskatchewan Capital Tax and Resource Surcharge of $3.2 million (2003 — $1.2 million).

Distributions and Taxability of Distributions

Pengrowth generated $363.1 million of Distributable cash related to 2004 cash flow, compared to $313.4 million in 2003. This equates to 90% of funds generated from operations, compared to 88% in 2003.

Pengrowth currently withholds approximately 10% of cash available for distribution to repay debt and/or contribute to capital spending in the future. The Board of Directors may decide to increase (or decrease) the amount withheld in the future, depending on a number of factors, including future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. Board discretion with respect to withholding is subject to a maximum withholding amount of 20% of gross revenues, as approved by unitholders at the 2003 Annual General Meeting.

Cash distributions are paid to unitholders on the 15th day of the second month following the month of production. Pengrowth paid $2.59 per trust unit as cash distributions during the 2004 calendar year. For Canadian tax purposes 55.32% of these distributions or $1.4328 per trust unit is taxable income to unitholders for the 2004 tax year. The remaining 44.68% or $1.1572 per trust unit is a tax deferred return of capital which will reduce the unitholder’s cost base of the trust unit for purposes of calculating a capital gain or loss upon ultimate disposition of the trust units.

There is no standardized measure of Distributable cash and therefore Distributable cash, as reported by Pengrowth, may not be comparable to similar measures presented by other trusts. The following table provides a reconciliation of Distributable cash for fiscal years 2004 and 2003.

	2004	2003

Funds generated from operations	$402,994	$356,414
Change in deferred injectants	746	(9,504)
Change in Remediation Trust Funds	(917)	(713)
Amortization of deferred charges	(1,893)	(204)
Gain (loss) on sale of marketable securities	248	(94)

Distributable cash before withholding	401,178	345,899
Cash withheld	(38,117)	(32,484)

Distributable cash	363,061	313,415
Less: Actual distributions paid or declared	(363,001)	(313,381)

Balance to be distributed	$60	$34

Actual distributions paid or declared per unit	$2.630	$2.680

At December 31, 2004, the trust had unused tax deductions of $7.66 per trust unit (2003 — $10.27 per unit). At this time, Pengrowth anticipates that approximately 70 — 75% of 2005 distributions will be taxable; this estimate is subject to change depending on a number of factors including, but not limited to, the level of commodity prices, acquisitions, dispositions, and new equity offerings.

Depletion and Depreciation

Depletion and depreciation of property, plant and equipment and other assets is provided on the unit of production method based on total proved reserves. The provision for depletion and depreciation increased 33% in 2004 to $247.3 million from $185.3 million in 2003 due to a larger depletable asset base and a higher depletion rate (production as a percentage of total proved reserves). On a unit of production basis, depletion increased 22% to $12.58 per boe in 2004 from $10.35 per boe in 2003. The increase in the per boe depletion amount in 2004 reflects the acquisition of the Murphy properties.

Ceiling Test

Under Canadian GAAP, a ceiling test is applied to the carrying value of the property, plant and equipment and other assets. The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. There was a significant surplus in the ceiling test at year end 2004.

Asset Retirement Obligations

In 2003, the CICA issued Section 3110, “Asset Retirement Obligations” (ARO) which harmonizes Canadian GAAP requirements with the corresponding U.S. GAAP requirements under SFAS 143. Under these standards, the fair value of a liability for ARO must be recognized in the period in which it is incurred, and a corresponding asset retirement cost is to be added to the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO. The new Canadian standard was effective for fiscal years beginning on or after January 1, 2004 with earlier adoption encouraged. Pengrowth elected to adopt this standard in 2003.

The total future ARO were estimated by management based on Pengrowth’s working interest in wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. Pengrowth has estimated the net present value of its total ARO to be $172 million as at December 31, 2004 (2003 — $103 million), based on a total future liability of $551 million (2003 — $352 million). These costs are expected to be incurred over 50 years with the majority of the costs incurred between 2014 and 2037. Pengrowth’s credit adjusted risk free rate of eight percent and an inflation rate of 1.5 percent were used to calculate the net present value of the ARO.

Remediation Trust Funds and Remediation and Abandonment Expenses

During 2004, Pengrowth contributed $1.5 million into trust funds established to fund certain abandonment and reclamation costs associated with Judy Creek, Swan Hills and SOEP. The balance in these remediation trust funds was $8.3 million at December 31, 2004.

Pengrowth takes a proactive approach to managing our well abandonment and site restoration obligations. We have an on-going program to abandon wells and reclaim well and facility sites on the properties we operate. In 2004, Pengrowth spent $ 4.4 million on abandonment and reclamation (2003 — $3.2 million).

Pengrowth expects to spend approximately $8.2 million per year, prior to inflation, over the next ten years on remediation and abandonment expenses at operated properties.

Future Tax Liability

As required by Canadian GAAP, Pengrowth recorded a future tax liability upon acquisition of the Murphy Assets. The tax liability arises due to the deficiency in tax pools of the Murphy Assets acquired offset in part by excess tax pools (compared to book value) from past acquisitions. The future tax liability represents the income taxes that would arise, based on the enacted income tax rates, if the operating company’s assets and liabilities were disposed of or settled at book value. Because of the tax structure of the Trust, Pengrowth does not expect to pay cash income taxes in the operating companies in the foreseeable future.

Goodwill

In accordance with Canadian GAAP, Pengrowth was also required to record goodwill of $170.6 million upon acquisition of the Murphy Assets. The goodwill value was determined based on the excess of total consideration paid less the net value assigned to other identifiable assets and liabilities, including the future income tax liability. Details of the acquisition are provided in Note 5 of the financial statements.

Commitments and Contractual Obligations

($ thousands)
	2005	2006	2007	2008	2009	thereafter	Total

Long-Term Debt(1)	—	—	—	—	—	345,400	345,400

Interest Payments on Long-Term Debt(2)	12,176	12,176	12,176	12,176	12,176	13,632	74,513

Note Payable	15,000	20,000	—	—	—	—	35,000

Operating Leases
Office Rent	1,235	469	—	—	—	—	1,704
Vehicle Leases	746	700	567	342	96	—	2,450

	1,980	1,169	567	342	96	—	4,154

Purchase Obligations
Pipeline transportation	41,475	41,281	40,192	33,420	29,728	63,894	249,992
Capital expenditures	36,900	34,800	6,600	—	—	—	78,300
CO2 purchases	5,976	5,236	4,418	4,254	4,289	23,512	47,685

	84,352	81,318	51,210	37,674	34,018	87,406	375,977

Remediation trust fund payments	250	250	250	250	250	87,406	88,656

	113,758	114,913	64,203	50,442	46,540	533,844	923,700

(1)	U.S. dollar denominated debt due as follows $150M on April 2010 & $50M on April 2013, translated at the Dec 31, 2004 foreign exchange rate of 1.2020 Cdn/U.S.

(2)	Interest Payments on U.S. denominated debt, calculated based on Dec 31, 2004 foreign exchange rate.

Subsequent Events

On January 21, 2005, Pengrowth announced it had entered into an agreement to purchase an additional 12.5% working interest in Swan Hills Unit No. 1 for a purchase price of $90 million, before adjustments. The transaction, which is subject to Rights of First Refusal, is effective October 1, 2004 and is anticipated to close on February 28, 2005. The acquisition would increase Pengrowth’s working interest in the Swan Hills Unit No. 1 to 22.7%.

On February 17, 2005, Pengrowth announced an Arrangement Agreement (the “Arrangement”) with Crispin Energy Inc. (“Crispin”) under which Pengrowth will acquire all of the issued and outstanding shares of Crispin on the basis of 0.0725 Class B trust units of the Trust for each share held by Canadian resident shareholders of Crispin and 0.0512 Class A trust units of the Trust for each share held by non-Canadian resident shareholders of Crispin. The Arrangement will require the approval of 66 2/3 percent of the votes cast by shareholders and optionholders of Crispin voting as a single class, the approval of the majority of shareholders excluding certain management personnel and the approval of the Court of Queen’s Bench of Alberta and certain regulatory agencies. Completion of the Arrangement is expected to close prior to the end of April 2005.

OUTLOOK

Unitholders of Pengrowth Energy Trust saw Pengrowth complete one of its largest acquisitions with the purchase of the Murphy Assets in May 2004. The Murphy Assets were funded through two equity issues allowing Pengrowth to continue to maintain a prudent and flexible financial structure.

Pengrowth will strive to provide attractive long term returns for unitholders. Our business objectives include:

•	Maintaining a balanced portfolio of oil and gas properties in our key focus areas;

•	Growing production and reserves through accretive acquisitions and low risk development drilling;

•	Farming out undeveloped land with higher risk exploration potential;

•	Continuing to optimize costs and maximize netbacks;

•	The selective disposition of oil and gas properties that do not meet our return objectives;

•	Operating our properties in a safe and prudent manner in order to protect our employees, the public, the environment and our investment;

•	Continuing to maintain a stable distribution policy while withholding a portion of Distributable cash to fund future capital programs.

At this time, Pengrowth is forecasting average 2005 production of 55,000 to 57,000 boepd from our existing properties. This estimate incorporates anticipated production additions from the Swan Hills acquisition, scheduled to close on February 28, 2005, as well as our 2005 development program, offset by the impact of expected production declines from normal operations. The above estimate excludes the potential impact of any future acquisitions or divestitures, including the acquisition of Crispin.

Total operating costs for 2005 are expected to increase to approximately $200 million. This increase is due to the addition of a full-year of operating expenses associated with the Murphy Assets, Pengrowth’s increased working interest in Swan Hills Unit No. 1 and the prospective addition of operating expenses associated with the recently announced acquisition of Crispin. Assuming Pengrowth’s average production at the end of 2005 results largely as forecast above, Pengrowth currently estimates 2005 per boe operating costs between $9.61 and $9.96 per boe and combined G&A and Management fees of approximately $1.81 per boe.

Budgeted capital expenditures for 2005 total approximately $171.0 million for maintenance and development opportunities at existing properties. Approximately one half of the expected 2005 expenditures are planned for the SOEP and Judy Creek properties. The above estimate does not take into account any incremental expenditures which may be incurred in association with the recently announced acquisitions of Swan Hills Unit No. 1 and Crispin. Pengrowth currently anticipates a successful completion of the acquisition on or before April 30, 2005.

CONFERENCE CALL

Pengrowth will hold a conference call beginning at 11:00 A.M. Eastern Time (9:00 A.M. Mountain Time) on Tuesday, March 1, 2005 during which Management will review Pengrowth’s 2004 fourth quarter and full year financial and operating results and respond to inquiries from the investment community. To participate callers may dial (800) 814-4941 or Toronto local (416) 640-4127. To ensure timely participation in the teleconference callers are encouraged to dial in 10-15 minutes prior to commencement of the call to register. A live audio webcast will be accessible through the Webcast and Multimedia Centre section of Pengrowth’s website at www.pengrowth.com. The webcast will be archived through May 30, 2005. A telephone replay will be available thru to midnight Eastern Time on Thursday, March 3, 2005 by dialing (877) 289-8525 or Toronto local (416) 640-1917 and entering passcode number 21108177 followed by the pound key.

PENGROWTH CORPORATION

James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

SUPPLEMENTAL INFORMATION

Summary of Quarterly Results

The following table is a summary of Quarterly results for 2004 and 2003. As this table illustrates, production and Distributable cash were impacted positively by the acquisition of the Murphy Assets in the second quarter of 2004.

This table also shows the relatively high commodity prices sustained throughout 2003 and 2004, which have had a positive impact on net income and Distributable cash.

Production declines were offset by the acquisition of the Murphy Assets in the second quarter of 2004, positively impacting net income. However, in the fourth quarter of 2004, net income was negatively impacted by the recognition of $15.6 million of future income tax expense representing an increase in the future tax liability subsequent to the acquisition of the Murphy Assets.

Summary of Quarterly Results

	2004
($ thousands)	Q1	Q2	Q3	Q4	Total
Oil and gas sales	$165,880	$193,637	$222,848	$218,835	$801,200
Net income	$38,652	$32,684	$51,271	$31,138	$153,745
Net income per unit	$0.31	$0.24	$0.38	$0.23	$1.15
Net income per unit — diluted	$0.31	$0.24	$0.38	$0.23	$1.15
Distributable cash	$83,606	$89,119	$93,870	$96,466	$363,061
Actual distributions paid or declared per unit	$0.63	$0.64	$0.67	$0.69	$2.63
Daily production (boe)	45,668	51,451	60,151	57,425	53,702
Total production mboe (6:1)	4,156	4,682	5,534	5,283	19,655
Average price per boe	$39.91	$41.36	$40.27	$41.42	$40.76
Operating netback per boe	$25.71	$25.71	$22.77	$24.31	$24.51

	2003
	Q1	Q2	Q3	Q4	Total
Oil and gas sales	$204,824	$169,238	$162,819	$154,139	$691,020
Net income	$62,920	$54,214	$34,808	$37,355	$189,297
Net income per unit	$0.57	$0.49	$0.29	$0.31	$1.63
Net income per unit — diluted	$0.57	$0.48	$0.29	$0.30	$1.63
Distributable cash	$97,221	$71,774	$72,951	$71,469	$313,415
Actual distributions paid or declared per unit	$0.75	$0.67	$0.63	$0.63	$2.68
Daily production (boe)	50,827	48,839	48,850	47,653	49,033
Total production mboe (6:1)	4,574	4,444	4,494	4,384	17,896
Average price per boe	$44.78	$38.08	$36.22	$35.16	$38.61
Operating netback per boe	$26.50	$21.11	$20.54	$20.43	$22.17

Selected Annual Information

Financial Results

($ thousands)	2004	2003	2002
Oil and gas sales	$801,200	$691,020	$482,301
Net income	$153,745	$189,297	$56,955
Net income per unit	$1.15	$1.63	$0.63
Distributable cash	$363,061	$313,415	$194,458
Actual distributions paid or declared per unit	$2.63	$2.68	$2.07
Total assets	$2,276,534	$1,673,718	$1,552,651
Long-term financial liabilities*	$383,616	$294,300	$316,501
Unitholders’ equity	$1,462,211	$1,159,433	$1,073,164
Number of units outstanding at year-end (thousands)	152,973	123,874	110,562

*Long-term debt plus long-term portion of note payable and contract liabilities

Class A and Class B Trust Unit Reclassification

Generally speaking, the Income Tax Act (Canada) provides that a trust will permanently lose its mutual fund trust status if it is established or maintained primarily for the benefit of non-residents of Canada (which is generally interpreted to mean that the majority of unitholders must not be non-residents of Canada) (the “Benefit Test”), unless at all times after February 21, 1990, “all or substantially all” of the Trust’s property consisted of property other than taxable Canadian property (the “TCP Exception”).

The Federal Budget tabled by the Minister of Finance on March 23, 2004 proposed several changes to Subsection 132(7) of the Tax Act to the effect that the TCP Exception would generally no longer be available to royalty trusts after December 31, 2004.

On April 22, 2004, Pengrowth Energy Trust sought and obtained the approval of its unitholders for the reclassification of its trust units as Class A trust units and Class B trust units (the “A/B Structure”). The purpose of the A/B Structure was to enable Pengrowth Energy Trust to satisfy the Benefit Test by providing a mechanism to ensure that the majority of trust units, distributions, votes and entitlements to the capital of Pengrowth Energy Trust would be held by residents of Canada. The A/B Structure was implemented by Pengrowth Energy Trust on July 27, 2004, but the ownership threshold has not yet been achieved. As of December 31, 2004, the outstanding Class A trust units of Pengrowth Energy Trust represented approximately 50.20% of the total outstanding trust units. The Trust Indenture of Pengrowth Energy Trust currently stipulates that an ownership threshold of a maximum of 49.75% represented by Class A trust units must be achieved by June 1, 2005. It is anticipated that the ownership threshold will be achieved prior to June 1, 2005 due to the issuance of Class B trust units under the Arrangement with Crispin and through the issuance of Class B trust units through the DRIP and employee trust unit option and rights incentive plans.

	2004	2003

Class A trust units	50.20%	0.00%
Class B trust units	49.75%	0.00%
Trust units prior to reclassification	0.056%	100.00%

On November 26, 2004, Pengrowth Energy Trust received a customary form of comfort letter from the Department of Finance (Canada) (the “November Finance Letter”) stating that the Department of Finance will recommend to the Minister of Finance that an amendment be made to the TCP Exception that would clarify Pengrowth Energy Trust’s ability to rely upon that exception and would effectively remove any significant risk regarding the status of Pengrowth Energy Trust as a Mutual Fund Trust. The November Finance Letter is subject to acceptance of the recommendations therein by the Minister of Finance and Parliament, which Pengrowth Energy Trust believes is reasonable to assume will occur.

On December 6, 2004, the Minister of Finance tabled a Notice of Ways and Means Motion in the House of Commons to implement measures proposed in the March 23, 2004 Federal Budget. However, the changes to the Mutual Fund Trust provisions proposed in the March 23, 2004 Federal Budget to remove the TCP Exception were not included. The Minister of Finance indicated that further discussions would be pursued with the private sector concerning the appropriate tax treatment of non-residents investing in resource property through mutual funds. Therefore, uncertainty remains as to whether or not the TCP Exception will be available to royalty trusts such as Pengrowth Energy Trust indefinitely.

To the extent that Class A trust units in the future represent less than the ownership threshold of 49.75%, conversions of Class B trust units to Class A trust units will be permissible under the Trust Indenture. Pengrowth intends to implement a new form of reservation system in order to provide all unitholders with an equal and orderly opportunity to convert Class B trust units into Class A trust units. All registered and beneficial unitholders will have the opportunity to participate in the reservation system by providing an appropriate form to Computershare Trust Company of Canada (“Computershare”). Computershare will, at a specified time, select unitholders from within the reservation system using a random selection process that essentially provides an equal opportunity to all unitholders within the system. Each selection will entitle a unitholder to convert up to 1,000 Class B trust units into Class A trust units on a one for one basis. Unitholders will remain in the reservation system until they receive reservation numbers in respect of all of their Class B trust units within the system or until the reservation expires in accordance with its terms. It is anticipated that selections will occur monthly, but they may occur more or less frequently as determined by the Board of Directors of Pengrowth. At each periodic selection, the number of unitholders that will be selected will be determined by the number of Class B trust units that may be converted into Class A trust units without exceeding the ownership threshold. Further details regarding the reservation system, including certain income tax consequences of exercising the conversion option, will be provided sufficiently in advance of the first selection process so that all interested unitholders will have an equal opportunity to participate.

Trust Unit Information

				Volume	Value
Trust Unit Trading — after re-class*	High	Low	Close	(000s)	($ millions)
TSX — PGF.A ($Cdn)
2004 1st quarter
2nd quarter
3rd quarter	$24.19	$19.10	$22.67	1,672	$35.50
4th quarter	$26.33	$20.03	$24.93	2,607	$58.90
Year	$26.33	$19.10	$24.93	4,279	$94.40
TSX — PGF.B ($Cdn)
2004 1st quarter
2nd quarter
3rd quarter	$20.00	$18.03	$18.87	5,588	$105.60
4th quarter	$20.04	$17.51	$18.50	16,007	$301.78
Year	$20.04	$17.51	$18.50	21,595	$407.40
NYSE — PGH ($U.S.)
2004 1st quarter
2nd quarter
3rd quarter	$18.94	$14.40	$17.93	21,200	$350.40
4th quarter	$21.24	$15.85	$20.82	31,174	$574.70
Year	$21.24	$14.40	$20.82	52,374	$925.10

				Volume	Value
Trust Unit Trading — before re-class*	High	Low	Close	(000s)	($ millions)
TSX — PGF.UN ($Cdn)
2004 1st quarter	$21.25	$15.55	$17.98	30,620	$567.80
2nd quarter	$19.15	$16.15	$18.67	18,145	$328.50
3rd quarter	$19.75	$18.52	$19.42	3,554	$68.50
4th quarter
Year	$21.25	$15.55	$19.42	52,319	$964.80
2003 1st quarter	$15.90	$13.39	$14.25	20,122	$297.60
2nd quarter	$18.22	$13.95	$17.25	32,575	$519.00
3rd quarter	$17.87	$16.20	$17.25	20,476	$349.50
4th quarter	$22.22	$16.75	$21.25	24,220	$451.60
Year	$22.22	$13.39	$21.25	97,393	$1,617.70
NYSE — PGH ($U.S.)
2004 1st quarter	$16.60	$12.10	$13.70	36,899	$525.60
2nd quarter	$14.24	$11.62	$13.98	22,194	$295.90
3rd quarter	$14.95	$13.84	$14.64	5,797	$84.50
4th quarter
Year	$14.95	$11.62	$14.64	64,890	$906.00
2003 1st quarter	$10.67	$9.07	$9.71	8,168	$80.80
2nd quarter	$13.80	$9.40	$12.83	22,500	$271.10
3rd quarter	$13.13	$11.55	$12.81	18,614	$230.20
4th quarter	$17.00	$12.50	$16.40	24,721	$340.80
Year	$17.00	$9.07	$16.40	74,003	$922.90

*July 27, 2004, trust units were re-classified as Class A or Class B trust units.
Class A trust units trade on the New York Stock Exchange (NYSE) under PGH and on the Toronto Stock Exchange (TSX) under PGF.A. Class B trust units trade only on the TSX under PGF.B.

PENGROWTH ENERGY TRUST

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

PENGROWTH ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(Stated in thousands of dollars)

	2004	2003
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS
Cash and term deposits	$—	$64,154
Accounts receivable	104,228	65,570
Inventory	439	699

	104,667	130,423

REMEDIATION TRUST FUNDS (Note 4)	8,309	7,392

DEFERRED CHARGES (Note 11)	3,651	5,544

GOODWILL (Note 5)	170,619	—

PROPERTY, PLANT AND EQUIPMENT AND OTHER ASSETS (Note 6)	1,989,288	1,530,359

	$2,276,534	$1,673,718

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank indebtedness	$4,214	$—
Accounts payable and accrued liabilities	80,423	54,196
Distributions payable to unitholders	70,456	52,139
Due to Pengrowth Management Limited	7,325	1,122
Note payable (Note 8)	15,000	10,000
Current portion of contract liabilities (Note 5)	5,795	—

	183,213	117,457

NOTE PAYABLE (Note 8)	20,000	35,000

CONTRACT LIABILITIES (Note 5)	18,216	—

LONG-TERM DEBT (Note 9)	345,400	259,300

ASSET RETIREMENT OBLIGATIONS (Note 7)	171,866	102,528

FUTURE INCOME TAXES (Note 14)	75,628	—

TRUST UNITHOLDERS’ EQUITY
Trust Unitholders’ capital (Note 10)	2,383,284	1,872,924
Contributed surplus (Note 10)	1,923	189
Accumulated earnings	727,057	573,312
Accumulated distributable cash	(1,650,053)	(1,286,992)

	1,462,211	1,159,433

COMMITMENTS (Note 18)
SUBSEQUENT EVENTS (Note 19)
	$2,276,534	$1,673,718

See accompanying notes to the unaudited consolidated financial statements.

PENGROWTH ENERGY TRUST
CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS
YEARS ENDED DECEMBER 31
(Stated in thousands of dollars)

	2004	2003
	(unaudited)	(audited)
REVENUES
Oil and gas sales	$801,200	$691,020
Processing and other income	12,390	9,726
Crown royalties, net of incentives	(133,952)	(108,325)
Freehold royalties and mineral taxes	(11,848)	(6,580)

	667,790	585,841
Interest and other income	1,770	840

NET REVENUE	669,560	586,681

EXPENSES
Operating	159,742	149,032
Transportation	8,274	8,225
Amortization of injectants for miscible floods	19,669	32,541
Interest	29,924	18,153
General and administrative	24,448	15,997
Management fee	12,874	10,181
Foreign exchange gain (Note 12)	(17,300)	(29,911)
Depletion and depreciation	247,332	185,270
Accretion (Note 7)	10,642	6,039

	495,605	395,527

NET INCOME BEFORE TAXES	173,955	191,154

Income tax expense (Note 14)
Capital	4,594	1,857
Future	15,616	—

	20,210	1,857

NET INCOME	$153,745	$189,297

Accumulated earnings, beginning of year	573,312	384,015

ACCUMULATED EARNINGS, END OF PERIOD	$727,057	$573,312

NET INCOME PER UNIT (Note 16) Basic	$1.153	$1.633

Diluted	$1.147	$1.625

See accompanying notes to the unaudited consolidated financial statements.

PENGROWTH ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOW
YEARS ENDED DECEMBER 31
(Stated in thousands of dollars)

	2004	2003
	(unaudited)	(audited)
CASH PROVIDED BY (USED FOR):

OPERATING
Net income	$153,745	$189,297
Depletion, depreciation and accretion	257,974	191,309
Future income taxes	15,616	—
Contract liability amortization	(4,164)	—
Amortization of injectants	19,669	32,541
Purchase of injectants	(20,415)	(23,037)
Expenditures on remediation	(4,440)	(3,243)
Unrealized foreign exchange gain (Note 12)	(18,900)	(30,940)
Trust unit based compensation (Note 10)	2,264	189
Amortization of deferred charges (Note 11)	1,893	204
(Gain) loss on sale of marketable securities	(248)	94

Funds generated from operations	402,994	356,414

Changes in non-cash operating working capital (Note 13)	1,173	(9,863)

	404,167	346,551

FINANCING
Distributions	(344,744)	(306,591)
Change in long-term debt	105,000	(26,261)
Note payable (Note 8)	(10,000)	41,393
Proceeds from issue of trust units	509,830	210,198

	260,086	(81,261)

INVESTING
Expenditures on property acquisitions	(572,980)	(122,964)
Expenditures on property, plant and equipment	(161,141)	(85,718)
Proceeds on property dispositions	—	2,835
Deferred Charges	—	(2,141)
Change in Remediation Trust Fund	(917)	(713)
Purchase of marketable securities	(2,680)	—
Proceeds from sale of marketable securities	2,928	1,812
Change in non-cash investing working capital (Note 13)	2,169	(2,539)

	(732,621)	(209,428)

INCREASE (DECREASE) IN CASH AND TERM DEPOSITS	(68,368)	55,862

CASH AND TERM DEPOSITS AT BEGINNING OF YEAR	64,154	8,292

CASH AND TERM DEPOSITS (BANK INDEBTEDNESS) AT END OF YEAR	$(4,214)	$64,154

See accompanying notes to the unaudited consolidated financial statements.

PENGROWTH ENERGY TRUST
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003
(Tabular amounts are stated in thousands of dollars except per unit amounts.)

1.	STRUCTURE OF THE TRUST

Pengrowth Energy Trust (“EnergyTrust”) is a closed-end investment trust created under the laws of the Province of Alberta pursuant to a Trust Indenture dated December 2, 1988 (as amended) between Pengrowth Corporation (“Corporation”) and Computershare Investor Services Inc. (“Computershare”). Operations commenced on December 30, 1988. The beneficiaries of EnergyTrust are the holders of trust units (the “unitholders”).

EnergyTrust acquires and holds royalty units and notes issued by the Corporation, which entitles EnergyTrust to the net income generated by the Corporation and its subsidiaries’ petroleum and natural gas properties less certain charges, as defined in the Royalty Indenture. In addition, unitholders are entitled to receive the net income from other investments that are held directly by EnergyTrust. EnergyTrust owns approximately 99.9 percent of the royalty units issued by the Corporation.

Pengrowth Management Limited (the “Manager”) is responsible for the management of the business affairs of the Corporation and the administration of EnergyTrust. The Manager owns 9 percent of the common shares of Corporation, and the Manager is controlled by an officer and a director of the Corporation. The remaining 91 percent of the common shares of the Corporation are owned by EnergyTrust.

Under the terms of the Royalty Indenture, the Corporation is entitled to retain a 1 percent share of royalty income and all miscellaneous income (the “Residual Interest”) to the extent this amount exceeds the aggregate of debt service charges, general and administrative expenses, and management fees. In 2004 and 2003, this Residual Interest, as computed, did not result in any income retained by Pengrowth Corporation.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
EnergyTrust’s consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) in Canada and they include the accounts of EnergyTrust, the Corporation and its subsidiaries (collectively referred to as “Pengrowth”). All inter-entity transactions have been eliminated. These financial statements do not contain the accounts of the Manager.

EnergyTrust owns 91 percent of the shares of Corporation and, through the royalty, obtains substantially all the economic benefits of Corporation. In addition, the unitholders of EnergyTrust have the right to elect the majority of the board of directors of Corporation.

Joint Interest Operations
A significant proportion of Pengrowth’s petroleum and natural gas development and production activities are conducted with others and accordingly the accounts reflect only Pengrowth’s proportionate interest in such activities.

Property Plant and Equipment
Pengrowth follows the full cost method of accounting for oil and gas properties and facilities whereby all costs of developing and acquiring oil and gas properties are capitalized and depleted on the unit of production method based on proved reserves before royalties as estimated by independent engineers. The fair value of future estimated asset retirement obligations associated with properties and facilities are also capitalized and depleted on the unit of production method. The associated asset retirement obligations on future development capital costs are also included in the cost base subject to depletion. Natural gas production and reserves are converted to equivalent units of crude oil using their relative energy content.

General and administrative costs are not capitalized other than to the extent they are directly related to a successful acquisition, or to the extent of Pengrowth’s working interest in capital expenditure programs to which overhead fees can be recovered from partners. Overhead fees are not charged on 100 percent owned projects.

Proceeds from disposals of oil and gas properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.

Pengrowth places a limit on the carrying value of property, plant and equipment and other assets, which may be depleted against revenues of future periods (the “ceiling test”). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. The carrying value of property, plant and equipment and other assets subject to the ceiling test includes asset retirement costs.

Repairs and maintenance costs are expensed as incurred.

Goodwill
Goodwill, which represents the excess of the total purchase price over the estimated fair value of the net identifiable assets and liabilities acquired, is not amortized but instead is assessed for impairment annually or as events occur that could result in impairment. Impairment is assessed by determining the fair value of the reporting entity (consolidated EnergyTrust) and comparing this fair value to the book value of the reporting entity. If the fair value of the reporting entity is less than the book value, impairment is measured by allocating the fair value of the reporting entity to the identifiable assets and liabilities of the reporting entity as if the reporting entity had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the reporting entity over the assigned values of the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of goodwill over this implied fair value is the impairment amount. Impairment is charged to earnings in the period in which it occurs.

Goodwill is stated at cost less impairment.

Injectant Costs
Injectants (mostly ethane and methane) are used in miscible flood programs to stimulate incremental oil recovery. The cost of injectants purchased from third parties for miscible flood projects is deferred and amortized over the period of expected future economic benefit which is estimated as 24 to 30 months.

Inventory Inventories of crude oil, natural gas and natural gas liquids are stated at the lower of average cost and net realizable value.

Asset Retirement Obligations
Pengrowth recognizes the fair value of an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit of production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

Pengrowth has placed cash in segregated remediation trust accounts to fund certain ARO for the Judy Creek and Swan Hills properties, and the Sable Offshore Energy Project (“SOEP”). Contributions to these remediation trust accounts and expenditures on ARO not funded by the trust accounts are charged against actual cash distributions in the period incurred.

Income Taxes
EnergyTrust is a taxable trust under the Canadian Income Tax Act. As income taxes are the responsibility of the individual unitholders and EnergyTrust distributes all of its taxable income to its unitholders, no provision has been made for income taxes by EnergyTrust in these financial statements.

The Corporation follows the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Corporation and its subsidiaries and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

Trust Unit Compensation Plans
Pengrowth has unit based compensation plans, which are described in Note 10. Compensation expense associated with unit based compensation plans is recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus. The amount of compensation expense and contributed surplus is reduced for options and rights that are cancelled prior to vesting. Any consideration received upon the exercise of the unit based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in trust unitholders’ capital. Compensation expense is based on the fair value of the unit based compensation at the date of grant using a modified Black-Scholes option pricing model.

Pengrowth does not have any outstanding unit compensation plans that call for settlement in cash or other assets. Grants of such items, if any, will be recorded as expenses and liabilities based on the intrinsic value.

Risk Management
Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s practice is not to utilize financial instruments for trading or speculative purposes.

Pengrowth formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Pengrowth also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

Pengrowth uses forward, futures and swap contracts to manage its exposure to commodity price fluctuations. The net receipts or payments arising from these contracts are recognized in income as a component of oil and gas sales during the same period as the corresponding hedged position.

Foreign exchange gains and losses on foreign currency exchange swaps used to hedge U.S. dollar denominated gas sales are recognized in income as a component of natural gas sales during the same period as the corresponding hedged position.

Interest rate swap agreements are used as part of Pengrowth’s program to manage the fixed and floating interest rate mix of Pengrowth’s total debt portfolio and related overall cost of borrowing. The interest rate swap agreements involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based, and are recorded as an adjustment of interest expense on the hedged debt instrument.

Measurement Uncertainty
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period then ended.

The amounts recorded for depletion, depreciation, amortization of injectants and the ARO are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

Earnings per unit
In calculating diluted net income per unit, Pengrowth follows the treasury stock method to determine the dilutive effect of trust unit options and other dilutive instruments. Under the treasury stock method, only “in the money” dilutive instruments impact the diluted calculations.

Cash and term deposits Pengrowth considers term deposits with an original maturity of three months or less to be cash equivalents.

Revenue recognition
Revenue from the sale of oil and natural gas is recognized when the product is delivered. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

Comparative figures Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

3.	CHANGES IN ACCOUNTING POLICIES

Full Cost Accounting Guideline
Effective January 1, 2003, Pengrowth adopted a new Canadian accounting standard relating to full cost accounting for oil and gas entities, as outlined in Note 2. Prior to adopting the new standard, the limit on the aggregate carrying value of the property, plant and equipment and other assets that may be carried forward for depletion against future revenues was based on the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved reserves and the cost of major development projects less the estimated future costs for administration, financing, ARO and income taxes.

Asset Retirement Obligations
Effective January 1, 2002, Pengrowth retroactively adopted, with restatement of prior periods, a new accounting standard relating to ARO, as outlined in Note 2. Prior to adopting the standard, Pengrowth recognized a provision for future site restoration costs over the life of the oil and gas properties and facilities using a unit of production method.

Trust Unit Based Compensation Plan
Effective January 1, 2003, Pengrowth prospectively adopted amendments to a Canadian accounting standard relating to recognizing the compensation expense associated with unit based compensation plans, as outlined in Note 2. Under the amended standards, Pengrowth must recognize compensation expense based on the fair value of the trust unit options and rights granted under Pengrowth’s unit based compensation plans. Pengrowth uses a modified Black-Scholes option pricing model to determine the fair value of trust unit based compensation plans at the date of grant. For trust unit options and rights granted in 2002, Pengrowth elected not to recognize compensation expense but provide pro forma disclosure as if the amended accounting standards were adopted retroactively.

4.	REMEDIATION TRUST FUNDS

Pengrowth is required to make contributions to a remediation trust fund that is used to cover certain ARO of the Judy Creek properties. Pengrowth makes monthly contributions to the fund of $0.10 per boe of production from the Judy Creek properties and an annual lump sum contribution of $250,000.

Every five years Pengrowth must evaluate the assets in the trust fund and the outstanding ARO, and make recommendations to the former owner of the Judy Creek properties as to whether contribution levels should be changed. In 2004 an evaluation was completed with the results of the evaluation determining that current funding levels would remain unchanged until the next evaluation in 2007. Pengrowth may be required to increase contributions to the Judy Creek remediation trust fund based on future evaluations of the fund.

Pengrowth is required, pursuant to various agreements with the SOEP partners, to make contributions to a remediation trust fund that will be used to fund the ARO of the SOEP properties and facilities. Pengrowth makes monthly contributions to the fund of $0.04 per mcf of natural gas production and $0.08 per boe of natural gas liquids production from SOEP.

The following summarizes Pengrowth’s trust fund contributions for 2004 and 2003 and Pengrowth’s expenditures on ARO not covered by the trust funds:

	2004	2003

Contributions to Judy Creek Remediation Trust Fund	$906	$910
Contributions to Sable Environmental Restoration Fund	548	181
Expenditures related to Judy Creek Remediation Trust Fund	(537)	(378)

	917	713

Expenditures on ARO not covered by the trust funds	3,903	2,865
Expenditures on ARO covered by the trust funds	537	378

	4,440	3,243

Total trust fund contributions and ARO expenditures not covered by the trust funds	$5,357	$3,956

5.	ACQUISITIONS

Corporate Acquisition
On May 31, 2004, Pengrowth acquired all of the issued and outstanding shares of a company which had interests in oil and natural gas assets in Alberta and Saskatchewan (the “Murphy Assets”). The transaction was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

Allocation of purchase price:
Working capital	$9,310
Property, plant, and equipment	502,924
Goodwill (with no tax base)	170,619
Asset retirement obligations	(43,876)
Future income taxes	(60,012)
Contract liabilities	(28,175)

$550,790

Cost of acquisition:
Cash and term deposits	$224,700
Acquisition facility	325,000
Acquisition costs	1,090

$550,790

Property, plant and equipment of $503 million represents the fair value of the assets acquired determined in part by an independent reserve evaluation, net of purchase price adjustments. Goodwill of $171 million was determined based on the excess of the total consideration paid less the value assigned to the identifiable assets and liabilities including the future income tax liability.

The future income tax liability was determined based on the enacted income tax rate of approximately 34 percent as at May 31, 2004.

Contract liabilities include a natural gas fixed price sales contract (see Note 17) and firm pipeline demand charge contracts. The fair value of these liabilities has been determined on the date of acquisition and a liability of $21,824,000 has been recorded for the natural gas fixed price sales contract and $6,351,000 has been recorded for the firm pipeline demand charge contracts. The liabilities will be reduced as the contracts are settled.

Results from operations of the acquired Murphy Assets subsequent to May 31, 2004 are included in the consolidated financial statements.

The following unaudited pro forma information provides an indication of what Pengrowth’s results of operations might have been had the acquisition of the Murphy Assets taken place on January 1 of each of the following years:

	2004	2003
	(unaudited)	(unaudited)

Oil and gas sales	$882,846	$899,770
Net income	$180,101	$236,500
Net income per unit:
Basic	$1.206	$1.793
Diluted	$1.201	$1.785

Property Acquisitions
In August 2004, Pengrowth acquired an additional 34.35 percent working interest in Kaybob Notikewin Unit No.1 for a purchase price of $20.0 million before adjustments. The acquisition increased Pengrowth’s working interest in the Kaybob Notikewin Unit No.1 to approximately 99 percent.

In December 2003, Pengrowth acquired an 8.4 percent working interest in the SOEP offshore production platforms and associated sub-sea field gathering lines from Emera Offshore Incorporated (“Emera”) for $65 million. The consideration for this acquisition included cash of $20 million and a $45 million note payable over three years (see Note 8).

In conjunction with the December 2003 acquisition, Pengrowth exchanged its royalty interest in SOEP for a direct working interest in SOEP.

In May 2003, Pengrowth acquired an 8.4 percent working interest in the SOEP processing facilities, downstream of the Thebaud central processing platform, for approximately $57 million.

In June 2003, Pengrowth acquired interests in eleven significant discovery licenses from Nova Scotia Resources (Ventures) Limited (“NSRVL”) for $4.5 million plus a ten percent Net Profits Interest to NSRVL.

6.	PROPERTY, PLANT AND EQUIPMENT AND OTHER ASSETS

	2004	2003

Property, Plant and Equipment
Property, Plant and Equipment, at cost	$2,986,681	$2,281,166
Accumulated depletion and depreciation	(1,022,435)	(775,103)

Net book value of property, plant and equipment	1,964,246	1,506,063
Other Assets
Deferred injectant costs	25,042	24,296

Net book value of property, plant and equipment and other assets	$1,989,288	$1,530,359

Property, plant and equipment includes $81.1 million (2003 — $69.5 million) related to ARO, net of accumulated depletion.

Pengrowth performed a ceiling test calculation at December 31, 2004 to assess the recoverable value of the property, plant and equipment and other assets. The oil and gas future prices are based on the January 1, 2005 commodity price forecast of our independent reserve evaluators. These prices have been adjusted for commodity price differentials specific to Pengrowth. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Pengrowth’s proved reserves exceeded the carrying value of property, plant and equipment and other assets at December 31, 2004.

		Foreign	Edmonton Light
	WTI Oil	Exchange	Crude Oil	AECO Gas
Year	($U.S./bbl)	Rate	($Cdn/bbl)	($Cdn/mmbtu)

2005	42.00	0.82	50.25	6.60
2006	40.00	0.82	47.75	6.35
2007	38.00	0.82	45.50	6.15
2008	36.00	0.82	43.25	6.00
2009	34.00	0.82	40.75	6.00
2010 - 2015	33.50	0.82	40.08	6.10

Escalate thereafter	2.0% per year		2.0% per year	2.0% per year

7.	ASSET RETIREMENT OBLIGATIONS

The total future ARO were estimated by management based on Pengrowth’s working interest in wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. Pengrowth has estimated the net present value of its total ARO to be $172 million as at December 31, 2004 (2003 — $103 million), based on a total future liability of $551 million (2003 — $352 million). These costs are expected to be made over 50 years with the majority of the costs incurred between 2014 and 2037. Pengrowth’s credit adjusted risk free rate of 8 percent (2003 — 8 percent) and an inflation rate of 1.5 percent (2003 — 1.5 percent) were used to calculate the net present value of the ARO.

The following reconciles Pengrowth’s ARO:

	2004	2003

Asset retirement obligations, beginning of year	$102,528	$73,493
Increase in liabilities during the year related to:
Acquisitions	44,368	9,865
Additions	2,681	1,221
Revisions	16,087	15,153
Accretion expense	10,642	6,039
Liabilities settled during the year	(4,440)	(3,243)

Asset retirement obligations, end of year	$171,866	$102,528

8.	NOTE PAYABLE

The note payable is due to Emera, in respect of the acquisition of the SOEP facility (Note 5). The note payable is secured by Pengrowth’s working interest in SOEP. The note payable is non-interest bearing with payments due as follows: $15 million on December 29, 2005, and $20 million on December 31, 2006.

At December 31, 2004, $2.0 million has been recorded as a deferred charge representing the imputed interest on the non-interest bearing note. This amount will be recognized as interest expense over the period outstanding for each individual instalment.

9.	LONG-TERM DEBT

	2004	2003

U.S. dollar denominated debt:
U.S. $150 million senior unsecured notes at 4.93 percent due April 2010	$180,300	$194,475
U.S. $50 million senior unsecured notes at 5.47 percent due April 2013	60,100	64,825

	240,400	259,300
Canadian dollar revolving credit borrowings	105,000	—

	$345,400	$259,300

On April 23, 2003, Pengrowth closed a U.S. $200 million private placement of senior unsecured notes to a group of U.S. investors. The notes were offered in two tranches of U.S. $150 million at 4.93 percent due April 2010 and U.S. $50 million at 5.47 percent due in April 2013. The notes contain certain financial maintenance covenants and interest is paid semi-annually. Costs incurred in connection with issuing the notes, in the amount of $2,141,000, are being amortized straight line over the term of the notes (see Note 11).

The Corporation has a $375 million revolving unsecured credit facility syndicated among eight financial institutions with an extendible 364 day revolving period and a two year amortization term period. The facilities are currently reduced by outstanding letters of credit in the amount of approximately $23 million. In addition, it has a $35 million demand operating line of credit. Interest payable on amounts drawn is at the prevailing bankers’ acceptance rates plus stamping fees, lenders’ prime lending rates, or U.S. libor rates plus applicable margins, depending on the form of borrowing by the Corporation. The margins and stamping fees vary from 0.25 percent to 1.50 percent depending on financial statement ratios and the form of borrowing.

The revolving credit facility will revolve until May 30, 2005, whereupon it may be renewed for a further 364 days, subject to satisfactory review by the lenders, or converted into a term facility. One third of the amount outstanding would be repaid in equal quarterly instalments in each of the first two years with the final one third to be repaid upon maturity of the term period. The Corporation can post, at its option, security suitable to the banks in lieu of the first year’s payments. In such an instance, no principal payment would be made to the banks for one year following the date of non-renewal.

10.	TRUST UNITS

The total authorized capital of Pengrowth is 500,000,000 trust units.

	2004		2003

	Number		Number
Trust Units Issued	Of units	Amount	of units	Amount

Balance, beginning of year	123,873,651	$1,872,924	110,562,327	$1,662,726
Issued for cash	10,900,000	200,560	8,500,000	144,075
Less: issue expenses	—	(10,710)	—	(7,820)
Issued for cash on exercise of trust units options and rights	547,974	8,735	3,358,442	51,701
Issued for cash under Distribution Reinvestment Plan (“DRIP”)	543,888	9,636	1,452,882	22,242
Trust unit rights incentive plan (non-cash exercised)	—	259	—	—
Royalty units exchanged for trust units	700	—	—	—

Balance, prior to conversion	135,866,213	$2,081,404	123,873,651	$1,872,924
Converted to Class A or Class B trust units	(135,792,888)	(2,080,281)	—	—

Balance, end of year	73,325	$1,123	123,873,651	$1,872,924

	Class A Trust Units			Class B Trust Units

For the period from July 27, 2004 to December 31, 2004

	Number		Number
Trust Units Issued	Of units	Amount	of units	Amount

Balance, beginning of period	—	$—	—	$—
Trust units converted	76,792,759	1,176,427	59,000,129	903,854
Issued for cash	—	—	15,985,000	298,920
Less: issue expenses	—	—	—	(15,577)
Issued for cash on exercise of trust units options and rights	—	—	746,864	11,516
Issued for cash under Distribution Reinvestment Plan (“DRIP”)	—	—	374,478	6,750
Trust unit rights incentive plan (non-cash exercised)	—	—	—	271

Balance, end of period	76,792,759	$1,176,427	76,106,471	$1,205,734

On July 27, 2004 Pengrowth implemented a reclassification of its trust units whereby the existing outstanding trust units were reclassified into Class A or Class B trust units depending on the residency of the unitholder. Of the original trust units, 73,325 are undeclared trust units that have not been classified as Class A or Class B trust units as the unitholders of these trust units have not submitted a declaration of residency certificate.

The Class A trust units and the Class B trust units have the same rights to vote, obtain distributions upon wind-up or dissolution of EnergyTrust. The most significant distinction between the two classes of units is in respect of residency of the persons entitled to hold and trade the Class A trust units and Class B trust units.

Class A trust units are not subject to any residency restriction but are subject to a restriction on the number to be issued such that the total number of issued and outstanding Class A trust units will not exceed 99 percent of the number of issued and outstanding Class B trust units after an initial implementation period (the “Ownership Threshold”). Class A trust units may be converted by a holder at any time into Class B trust units provided that the holder is a resident of Canada and provides a suitable residency declaration. Class A trust units trade on both the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). Class B trust units may not be held by non-residents of Canada and trade only on the TSX. Class B trust units may be converted by a holder into Class A trust units, provided that the Ownership Threshold will not be exceeded.

If the number of issued and outstanding Class A trust units exceeds the Ownership Threshold, EnergyTrust may make a public announcement of the contravention and enforce one or several available options to reduce the number of Class A trust units to the Ownership Threshold, as outlined in the Trust Indenture.

If it appears from the securities registers, or if the Board of Directors of Corporation determines that, a person that is a non-resident of Canada holds or beneficially owns any Class B trust units, Pengrowth shall send a notice to the registered holder(s) of the Class B trust units requiring such holder(s) to dispose of the Class B trust units and pending such disposition may suspend all rights of ownership attached to such units, including the rights to receive distributions.

Following the reclassification, the number of outstanding Class A trust units exceeded the Ownership Threshold. The Trust Indenture provides that the provisions of the Ownership Threshold will not apply until December 31, 2004 or such later date by which Pengrowth must comply with the Ownership Threshold as may be specified in the Advance Tax Ruling; however, if the Board of Directors of Pengrowth Corporation determines that the number of outstanding Class A trust units on or after that date is likely to exceed the Ownership Threshold, Pengrowth Corporation may enforce any or all of the available provisions. On December 1, 2004, Pengrowth received a letter from the Canada Revenue Agency that amended the Advance Tax Ruling to extend the date by which Pengrowth must comply with the Ownership Threshold in order to be able to rely on the ruling from December 31, 2004 to June 1, 2005. The number of Class A trust units exceeded the Ownership Threshold by 0.45 percent on December 31, 2004.

Certain provisions exist that could prevent exclusionary offers being made for only one class of trust units in existence at the time of the original offer. In the event that an offer is made for only one class of trust units, in certain circumstances, the Ownership Threshold would temporarily cease to apply.

Pursuant to the terms of the Royalty Indenture and the Trust Indenture, there is attached to each royalty unit granted by the Corporation, to royalty unitholders other than EnergyTrust, the right to exchange such royalty units for an equivalent number of trust units. Accordingly Computershare, as Trustee, has reserved 18,240 trust units for such future conversion.

Distribution Reinvestment Plan
Class B unitholders are eligible to participate in the DRIP. DRIP entitles the unitholder to reinvest cash distributions in additional units of EnergyTrust. The trust units under the plan are issued from treasury at a 5 percent discount to the weighted average closing price of all Class B trust units traded on the TSX for the 20 trading days preceding a distribution payment date. Class A unitholders are not eligible to participate in DRIP. Trust units issued on the exercise of options and rights under Pengrowth’s unit based compensation plans are Class B trust units.

Contributed Surplus

	2004	2003

Balance, beginning of year	$189	$—
Trust unit rights incentive plan (non-cash expensed)	2,264	189
Trust unit rights incentive plan (non-cash exercised)	(530)	—

Balance, end of year	$1,923	$189

Trust Unit Option Plan
Pengrowth has a trust unit option plan under which directors, officers, employees and special consultants of the Corporation and the Manager are eligible to receive options to purchase Class B trust units. Under the terms of the plan, up to 10 percent of the issued and outstanding trust units to a maximum of 10 million trust units may be reserved for option and right grants. The options expire seven years from the date of grant. One third of the options vest on the grant date, one third on the first anniversary of the date of grant, and the remaining third on the second anniversary.

As at December 31, 2004, options to purchase 845,374 Class B trust units were outstanding (2003 — 2,014,903) that expire at various dates to June 28, 2009.

	2004		2003
Trust Unit Options	Number	Weighted	Number	Weighted
	of options	Average	of options	Average
		Exercise price		Exercise price

Outstanding at beginning of year	2,014,903	$17.47	4,451,131	$16.78
Exercised	(838,789)	$16.82	(2,374,182)	$16.19
Expired	(325,200)	$20.44	—	$—
Cancelled	(5,540)	$16.53	(62,046)	$17.17

Outstanding at year-end	845,374	$16.97	2,014,903	$17.47
Exercisable at year-end	845,374	$16.97	1,999,436	$17.48

The following table summarizes information about trust unit options outstanding and exercisable at December 31, 2004:

	Options Outstanding and Exercisable

		Weighted-Average
Range of	Number Outstanding	Remaining Contractual	Weighted-Average
Exercise Prices	and Exercisable at	Life (years)	Exercise Price

$12.00 to $14.99	150,105	3.6	$13.05
$15.00 to $16.99	130,244	3.7	$15.04
$17.00 to $17.99	207,782	3.5	$17.48
$18.00 to $20.50	357,243	2.9	$19.02

$12.00 to $20.50	845,374	3.3	$16.97

Employee Trust Unit Rights Incentive Plan
Pengrowth has an Employee Trust Unit Rights Incentive Plan (“Rights Incentive Plan”), pursuant to which rights to acquire Class B trust units may be granted to the directors, officers, employees, and special consultants of the Corporation and the Manager. Under the Rights Incentive Plan, distributions per trust unit to trust unitholders in a calendar quarter which represent a return of more than 2.5 percent of the net book value of property, plant and equipment at the beginning of such calendar quarter result in a reduction in the exercise price. Total price reductions calculated for 2004 were $1.30 per trust unit right (2003 — $1.47 per trust unit right). One third of the rights granted under the Rights Incentive Plan vest on the grant date, one third on the first anniversary date of the grant and the remaining on the second anniversary. The rights have an expiry date of five years from the date of grant.

As at December 31, 2004, rights to purchase 2,011,451 Class B trust units were outstanding (2003 — 1,112,140) that expire at various dates to October 28, 2009.

	2004		2003
Rights Incentive Options	Number	Weighted	Number	Weighted
	of rights	Average	of rights	Average
		Exercise price		Exercise price

Outstanding at beginning of year	1,112,140	$12.20	1,964,100	$13.29
Granted (1)	1,409,856	$17.35	165,000	$16.35
Exercised	(456,049)	$13.47	(984,260)	$13.49
Cancelled	(54,496)	$14.19	(32,700)	$12.75

Outstanding at year-end	2,011,451	$14.23	1,112,140	$12.20
Exercisable at year-end	1,037,078	$12.48	359,740	$11.92

(1)	Weighted average exercise price of rights granted are based on the exercise price at the date of grant.

The following table summarizes information about rights incentive options outstanding and exercisable at December 31, 2004:

	Rights Outstanding			Rights Exercisable

	Number	Weighted-Average	Weighted-	Number	Weighted-
Range of	Outstanding	Remaining	Average	Exercisable	Average
Exercise Prices	At 12/31/04	Contractual Life	Exercise Price	At 12/31/04	Exercise Price
		(Years)

$10.00 to $11.99	685,500	2.9	$10.46	685,500	$10.46
$12.00 to $13.99	32,900	3.3	$13.08	2,867	$12.73
$14.00 to $15.99	994,773	4.1	$15.50	249,285	$15.51
$17.00 to $18.99	298,278	4.6	$18.78	99,426	$18.78

$10.00 to $18.99	2,011,451	3.7	$14.23	1,037,078	$12.48

Fair Value of Unit Based Compensation
Pengrowth records compensation expense on rights incentive options granted on or after January 1, 2003. For trust unit options and rights granted in 2002, Pengrowth has elected to disclose the pro forma effect on net income had compensation expense been recorded using the fair value method. The following is the pro forma effect on net income:

	2004	2003

Net income	$153,745	$189,297
Compensation expense related to trust unit options granted in 2002	—	(367)
Compensation expense related to rights incentive options granted in 2002	(1,067)	(1,279)

Pro forma net income	$152,678	$187,651

Pro forma net income per unit:
Basic	$1.145	$1.619

Diluted	$1.139	$1.611

The fair value of rights incentive options granted in 2004 and 2003 was estimated at 15 percent of the exercise price at the date of grant using a modified Black-Scholes option pricing model with the following assumptions: risk-free rate of 3.9 percent, volatility of 22 percent, expected life of five years and adjustments for the estimated distributions and reductions in the exercise price over the life of the rights incentive option.

Long-term Incentive Program
On November 29, 2004, the Board of Directors approved a new Long-term Incentive Program effective, January 1, 2005. Under the new Long-term Incentive Program, Restricted Share Units (“Phantom trust units”) will be allocated to employees, officers, directors and certain consultants of the Corporation and the Manager. The number of Phantom trust units granted will be based on a grant value as a percentage of an individual’s base salary and an established weighting of Phantom trust units and/or rights incentive options that is dependent on an individual’s position. The Phantom trust units will fully vest on the third anniversary year from the date of grant. The Phantom trust units will receive distributions in the form of additional Phantom trust units. The number of Phantom trust units, including any additional units from re-invested distributions at the end of the three year vesting period will be subject to a relative performance test which compares Pengrowth’s three-year average total return on the Phantom trust units to the three-year average total return of a peer group of other Energy

Trusts. Upon vesting, the number of trust units issued from treasury may range from zero to one and one-half times the number of Phantom trust units granted.

Employee Savings Plans
Pengrowth has a trust unit savings plan whereby qualifying employees may contribute from one to ten percent of their basic annual salary. Employee contributions are invested in trust units purchased on the open market. Pengrowth matches the employees’ contribution, investing in additional trust units purchased on the open market. Pengrowth’s share of contributions is recorded as an expense and amounted to $1,301,314 in 2004 (2003 — $1,037,063).

In addition, Pengrowth has a plan whereby it will match zero to five percent of an employee’s contribution to their Group Registered Retirement Savings Plan. Pengrowth’s share of contributions under this plan is recorded as an expense and amounted to $425,371 in 2004 (2003 — $358,245). Pengrowth’s total matching contributions under both Employee Savings Plans cannot exceed ten percent of their basic annual salary.

Trust Unit Margin Purchase Plan
Pengrowth has a plan whereby the employees and certain consultants of Corporation and the Manager can purchase trust units and finance up to 75 percent of the purchase price through an investment dealer, subject to certain participation limits and restrictions. Certain officers and directors hold trust units under the Trust Unit Margin Purchase Plan; however, they are prohibited from increasing the number of trust units they can hold under the plan. Participants maintain personal margin accounts with the investment dealer and are responsible for all interest costs and obligations with respect to their margin loans.

The Corporation has provided a $5 million letter of credit to the investment dealer to guarantee amounts owing with respect to the plan. The amount of the letter of credit may fluctuate depending on the amounts financed pursuant to the plan. At December 31, 2004, 848,022 trust units were deposited under the plan (2003 — 2,471,120) with a market value of $15.7 million (2003 — $52.5 million) and a corresponding margin loan of $3.1 million (2003 — $4.8 million).

The investment dealer has limited the total margin loan available under the plan to the lesser of $15 million or 35 percent of the market value of the units held under the plan. If the market value of the trust units under the plan declines, the Corporation may be required to make payments or post additional letters of credit to the investment dealer. Any payments to be made by the Corporation are to be reduced by proceeds of liquidating the individual’s trust units held under the plan. The maximum amount of the guarantee at December 31, 2004 was $3.1 million (2003 — $4.8 million), the fair value of which is estimated to be a nominal amount.

Redemption Rights Trust units are redeemable at the request of a unitholder. The redemption right permits unitholders in the aggregate to redeem a maximum of $25,000 of trust units in a month.

11.	DEFERRED CHARGES

	2004	2003

Imputed interest on note payable (net of accumulated amortization of $1,587, (2003 — nil)	$2,020	$3,607
U.S. debt issue costs (net of accumulated amortization of $510, (2003 — $204)	1,631	1,937

	$3,651	$5,544

12.	FOREIGN EXCHANGE LOSS (GAIN)

	2004	2003

Unrealized foreign exchange gain on translation of U.S. dollar denominated debt	$(18,900)	$(30,940)
Realized foreign exchange losses	1,600	1,029

	$(17,300)	$(29,911)

The U.S. dollar denominated debt is translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign exchange gains and losses are included in income.

13.	OTHER CASH FLOW DISCLOSURES

Change in Non-Cash Operating Working Capital

	2004	2003

Accounts receivable	$(22,515)	$(24,144)
Inventory	260	602
Accounts payable and accrued liabilities	17,225	13,643
Due to Pengrowth Management Limited	6,203	36

	$1,173	$(9,863)

Change in Non-Cash Investing Working Capital

	2004	2003

Accounts payable for capital accruals	$2,169	$(2,539)

Cash payments

	2004	2003

Cash payments made for taxes	$4,729	$1,834
Cash payments made for interest	$28,119	$16,657

14.	INCOME TAXES

The provision for income taxes in the financial statements differs from the result which would have been obtained by applying the combined federal and provincial tax rate to Pengrowth’s income before taxes.

	2004	2003

Net Income before taxes	$173,955	$191,154
Combined federal and provincial tax rate	38.6%	40.6%

Expected income tax	67,147	77,609
Income allocated to trust unitholders	(59,346)	(78,893)
Resource allowance	(8,807)	(462)
Non-deductible crown charges	16,476	413
Unrealized foreign exchange gain	(3,648)	(6,281)
Attributed Canadian royalty income	(3,113)	(1,073)
Effect of proposed tax changes	3,850	—
Rate reductions	—	14,089
Change in valuation allowance	3,035	(4,947)
Other	22	(455)

Future income taxes	15,616	—
Capital taxes	4,594	1,857

	$20,210	$1,857

The net future income tax liability is comprised of:

	2004	2003

Future income tax liabilities:
Property, plant, equipment and other assets	$79,774	$—
Unrealized foreign exchange gain	8,378	5,356
Other	(34)	27

	88,118	5,383
Future income tax assets:
Property, plant, equipment and other assets	—	(60,628)
Attributed Canadian royalty income	(4,418)	—
Contract liabilities	(8,072)	—

	75,628	(55,245)
Valuation allowance	—	55,245

	$75,628	$—

Non-Resident Ownership and Mutual Fund Trust Status
The Federal budget tabled on March 23, 2004 proposed several changes to subsection 132(7) of the Income Tax Act (Canada) (the “Act”), that would have affected the mutual fund status of royalty trusts.

On December 5, 2004, the Minister of Finance tabled a Notice of Ways and Means Motion in the House of Commons to implement the measures proposed in the March 23, 2004 Federal budget. However, the changes to the mutual fund trust provisions proposed in both the March 23, 2004 Federal budget and in the draft legislation published on September 16, 2004 were not included. The Minister of Finance indicated that further discussions would be pursued with the private sector concerning the appropriate Canadian tax treatment of non-residents investing in resource property through mutual fund trusts. Therefore, the uncertainty remains as to whether or not the taxable Canadian property exception will be available to royalty trusts, such as Pengrowth Energy Trust, indefinitely.

15.	RELATED PARTY TRANSACTIONS

Pengrowth Management Limited provides certain services pursuant to a Management Agreement for which Pengrowth was charged $6,135,000 (2003 — $520,000) for performance fees and $6,739,000 (2003 — $9,660,749) for a management fee. In 2003, Pengrowth was charged $695,000 for acquisition fees. In 2004, no acquisition fee was charged. In addition, Pengrowth was charged $800,000 for estimated reimbursement of general and administrative expenses incurred by the Manager pursuant to the Management Agreement. The law firm controlled by the corporate secretary charged $841,457 (2003 — $675,692) for legal and advisory services provided to Pengrowth by the corporate secretary. The transactions have been recorded at the exchange amount.

16.	AMOUNTS PER UNIT

The per unit amounts for net income are based on the weighted average units outstanding for the year. The weighted average units outstanding for 2004 were 133,395,485 units (2003 — 115,912,374 units). In computing diluted net income per unit, 611,086 units were added to the weighted average number of units outstanding during the year ended December 31, 2004 (2003 — 567,335) for the dilutive effect of trust unit options and rights. In 2004, 624,723 (2003 — 14,820) trust unit options and rights were excluded from the diluted net income per unit calculation as their effect is anti-dilutive.

17.	FINANCIAL INSTRUMENTS

Interest Rate Risk
On April 23, 2003, Pengrowth completed a U.S. $200 million private placement of fixed rate seven and ten year term notes. The interest and principal payments on the term notes are payable in U.S. dollars. Pengrowth had previously fixed the interest rates on $125 million of Canadian bank debt using interest rate swaps. In 2003, Pengrowth terminated these interest rate swaps at a total cost including accrued interest of approximately $2,229,000. There were no interest rate swaps outstanding in 2004.

Foreign Currency Exchange Risk
Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into fixed Canadian dollar crude oil and natural gas price swaps as outlined in the forward and futures contracts section below.

Pengrowth entered into a foreign exchange swap which fixed the Canadian to U.S. dollar exchange rate at Cdn $1.55 per U.S. $ 1.00 on U.S. $750,000 per month effective 2003 and 2004. At December 31, 2004, there were no foreign exchange swaps outstanding.

Credit Risk
Pengrowth sells a significant portion of its oil and gas to commodity marketers, and the accounts receivable are subject to normal industry credit risks. The use of financial swap agreements involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with “A” credit ratings or better.

Forward and Futures Contracts
Pengrowth has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. Pengrowth sells forward a portion of its future production through a combination of fixed price sales contracts with customers and commodity swap agreements with financial counterparties. The forward and futures contracts are subject to market risk from fluctuating commodity prices and exchange rates.

As at December 31, 2004, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:

	Volume	Reference	Price
Remaining Term	(bbl/d)	Point	per bbl

Financial:
Jan 1, 2005 — Dec 31, 2005	8,000	WTI (1)	$51.66 Cdn

Natural Gas:

	Volume	Reference	Price
Remaining Term	(mmbtu/d)	Point	per mmbtu

Financial:
Jan 1, 2005 — Mar 31, 2005	2,500	Transco Z6 (1)	$12.62 Cdn
Jan 1, 2005 — Dec 31, 2005	11,000	Tetco M3 (1)	$9.27 Cdn
Jan 1, 2005 — Dec 31, 2005	2,500	Transco Z6 (1)	$10.01 Cdn
Jan 1, 2005 — Dec 31, 2005	2,500	NGI Chicago (1)	$9.41 Cdn

(1)	Associated Cdn$ / U.S. $ foreign exchange rate has been fixed.

The estimated fair value of the financial crude oil and natural gas contracts has been determined based on the amounts Pengrowth would receive or pay to terminate the contracts at year end. At December 31, 2004, the amount Pengrowth would receive to terminate the financial crude oil and natural gas contracts would be $1,360,000 and $5,957,000 respectively.

Natural Gas Fixed Price Sales Contract:

Pengrowth assumed a natural gas fixed price sales contract in conjunction with the acquisition of the Murphy Assets. The fair value of the liability associated with the natural gas contract at the date of acquisition was estimated to be $21,824,000 in respect thereof. The liability will be reduced as the contract is settled. Details of the physical fixed price sales contract are provided below:

	Volume	Price
Remaining Term	(mcf/d)	per mcf (1)

2005 to 2009
Jan 1, 2005 — Oct 31, 2005	3,886	2.18 Cdn
Nov 1, 2005 — Oct 31, 2006	3,886	2.23 Cdn
Nov 1, 2006 — Oct 31, 2007	3,886	2.29 Cdn
Nov 1, 2007 — Oct 31, 2008	3,886	2.34 Cdn
Nov 1, 2008 — April 30, 2009	3,886	2.40 Cdn

(1)  Reference price based on AECO

Fair value of financial instruments

The carrying value of financial instruments included in the balance sheet, other than long-term debt, the note payable and remediation trust funds approximate their fair value due to their short maturity. The fair value of the remediation trust funds at December 31, 2004, was $8,366,000 (2003 – $7,479,000). The fair value of the U.S. dollar denominated debt at December 31, 2004 was approximately $238,726,000 based on changes in the fair value of the underlying U.S. Treasury Bill that was originally used as the basis for determining the coupon rate for each of the Corporation’s notes. The fair value of the U.S. dollar denominated debt approximated its fair value at December 31, 2003, as the rate on the debt did not vary significantly from market rates. The fair value of the note payable at December 31, 2004 and 2003 approximated its carrying value net of the imputed interest included in deferred charges.

18.	COMMITMENTS

Pengrowth has future commitments under various agreements for oil and natural gas pipeline transportation, the purchase of carbon dioxide and operating leases. The commitment to purchase carbon dioxide arises as a result of Pengrowth’s working interest in the Weyburn CO2 miscible flood project(1).

	2005	2006	2007	2008	2009	Thereafter	Total

Pipeline transportation	$41,475	$41,281	$40,192	$33,420	$29,728	$63,894	$249,990
Capital expenditures	36,900	34,800	6,600	—	—	—	78,300
CO2 purchases	5,976	5,236	4,418	4,254	4,289	23,513	47,686
Other commitments	1,980	1,169	567	342	95	—	4,153

	$86,331	$82,486	$51,777	$38,016	$34,112	$87,407	$380,129

(1)	Contract prices for CO2 are denominated in U.S. dollars and have been translated at the year end foreign exchange rate.

19.	SUBSEQUENT EVENTS

On January 21, 2005, Pengrowth announced it had entered into an agreement to purchase an additional 12.5 percent working interest in Swan Hills Unit No. 1 for a purchase price of $90 million, before adjustments. The transaction, which is subject to Rights of First Refusal, is effective October 1, 2004 and is anticipated to close February 28, 2005. The acquisition would increase Pengrowth’s working interest in Swan Hills Unit No. 1 to 22.7 percent.

On February 17, 2005, Pengrowth announced an Arrangement Agreement (the “Arrangement”) with Crispin Energy Inc. (“Crispin”) under which Pengrowth will acquire all of the issued and outstanding shares of Crispin on the basis of 0.0725 Class B trust units of EnergyTrust for each share held by Canadian resident shareholders of Crispin and 0.0512 Class A trust units of EnergyTrust for each share held by non-Canadian resident shareholders of Crispin. The Board of Directors of Crispin will call a Special Meeting of Shareholders in mid to late April 2005 for approval of the Arrangement. The Arrangement will require the approval of 66 2/3 percent of the votes cast by shareholders and optionholders of Crispin voting as a single class, the approval of the majority of shareholders excluding certain management personnel and the approval of the Court of Queen’s Bench of Alberta and certain regulatory agencies. Completion of the Arrangement is expected to close prior to the end of April 2005.